***OAO Siberian Oil Company***
4 Sadovnicheskaya St.,
Moscow, 113035, Russia

02 AUG 15 AM 9:47

НК-05/6356
от 06.08.2002г.



Rule 12g3-2(b) File No. 82-4882

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549
U. S. A.



SUPPL

AO "SIBERIAN OIL COMPANY" ("SIBNEFT")

Rule 12g3-2(b) File No. 82-4882

The information specified in Annex A is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Open Joint Stock Company "Siberian Oil Company" pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.



Very truly yours,

Valery A. Oif
Vice President

8/19

File No. 82-4882

ANNEX A

| | |
|---|---|
| Exhibit 1: | Publication in the FSC Bulletin Supplement ("Vestnik") № 44, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 14 June, 2002 |
| Exhibit 2: | Publication in the FSC Bulletin Supplement ("Vestnik") № 49, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 03 July, 2002 |
| Exhibit 3: | Publication in the FSC Bulletin Supplement ("Vestnik") № 49, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 03 July, 2002 |
| Exhibit 4: | Publication in the FSC Bulletin Supplement ("Vestnik") № 51, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 10 July, 2002 |
| Exhibit 5: | Publication in the FSC Bulletin Supplement ("Vestnik") № 51, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 10 July, 2002 |
| Exhibit 6: | Publication in the FSC Bulletin Supplement ("Vestnik") № 51, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 10 July, 2002 |
| Exhibit 7: | Official press-release on the fact that Sibneft announces results of reserve audit, dated 11 June, 2002 |
| Exhibit 8: | Official press-release on the fact that Sibneft expands retail network into new regions, dated 13 June, 2002 |
| Exhibit 9: | Official press-release on the fact that Sibneft to release full year US GAAP financial results, dated 21 June, 2002 |
| Exhibit 10: | Official press-release on the fact that Sibneft unweils long-term growth strategy, dated 25 June, 2002 |
| Exhibit 11: | Official press-release on the fact that Sibneft achieves record profits as revenue growth accelerates, dated 25 June, 2002 |
| Exhibit 12: | Official press-release on the fact that Sibneft elects independent directors, renews CEO Contract, dated 28 June, 2002 |
| Exhibit 13: | I Quarter 2002 Report furnished to the Federal Securities Commission of the Russian Federation on June 10, 2002 |
| Exhibit 14: | Sibneft presentation on annual results, dated June 25 , 2002 |

# Exhibit 1

**Publication in the FSC Bulletin Supplement ("Vestnik") № 44, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 14 June, 2002**

**Information on material events (actions), concerning financial and commercial activities of the issuer**

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky,
Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **07.06.2002**
Code: **0400146A07062002**

Full company name where OJSC "Sibneft" ceased its participation:
Open Joint Stock Company "Sibneft-Siberia".
Legal address: 625048 Russia, Tumen, Kharkovskaya St., 59
Mailing address: 625048 Russia, Tumen, Kharkovskaya St., 59
The issuer's share in OJSC "Sibneft-Siberia" capital stock:
before changing – 100%
after changing – 0%
The date of changing: 07.06.2002

Vice President E.Y.Poltorak

# Exhibit 2

**Publication in the FSC Bulletin Supplement ("Vestnik") № 49, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 03 July, 2002**

**Information on material events (actions), concerning financial and commercial activities of the issuer**

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **21.06.2002**
Code: **1500146A21062002**

At OJSC "Sibneft" Board meeting held on 21 June, 2002 in regards of the second issue of agenda "On Holding a Special General OJSC "Sibneft" Shareholders' Meeting" there was a resolve made to establish a date of compiling a list of the shareholders entitled to take part in the special general shareholders' meeting as 21 June, 2002, as of 19:00 hours.

Vice President E.Y.Poltorak

# Exhibit 3

**Publication in the FSC Bulletin Supplement ("Vestnik") № 49, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 03 July, 2002**

**Information on material events (actions), concerning financial and commercial activities of the issuer**

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **21.06.2002**
Code: **1300146A21062002**

At OJSC "Sibneft" Board meeting held on 21 June, 2002 the following resolves were made on the issues of agenda:

On the first issue "On affiliating of an oil trading company OOO "Argus" to OJSC "Sibneft" the following resolve was made:
"1.1. To advise the special general shareholders' meeting make a resolve on OJSC "Sibneft" reorganization in the form of affiliating of an oil trading company OOO "Argus" (legal address Anadyr, Lenina St., 17) to the Company".

On the second issue "On holding a special general OJSC "Sibneft" shareholders' meeting" the following resolves were made:
"2.1. To hold a special general OJSC "Sibneft" shareholders' meeting on 06 August, 2002 in the form of an absentee ballot with the following agenda:

1. OJSC Sibneft reorganization through affiliating OOO Argus to the Company
2. Approval of the Agreement on Affiliation and the Transition Act

2.2. The summation of the voting results on the issues of agenda shall be committed to the Company registrator OJSC "Registrator R. O. S. T." acting as a calculating commission of 06 August, 2002 at 14:00 hours at Moscow, Stromynka St., 18, building 13.
Potapov K. N. shall be appointed Chairman of the special general shareholders' meeting, Novikov V. I. shall be appointed secretary of the special general shareholders' meeting, both shall be in charge of the drawing up of the Minutes of the Meeting.
2.3. To establish the date of compiling a list of persons entitled to take part in the special general OJSC "Sibneft" shareholders' meeting as of 21 June, 2002 at 19:00 hours.
2.4. To commit the register-holder to courier the notification letters on holding a special general shareholders' meeting and voting papers to vote on the issues of agenda till 06 July, 2002, as well as to publish an announcement of the meeting in "Rossiyskaya Gazeta" until 06 July, 2002.
2.5. To confirm the following information list presented to the shareholders during preparation to the special general shareholders' meeting:
- a conclusion of an independent valuator;
- the Agreement on OOO "Argus" Affiliation and the Transition Act;
- issues of agenda information.

2.6. To confirm the wording of the notification to the shareholders on holding a special general OJSC "Sibneft" shareholders' meeting (Annex 1).
2.7. Tom confirm the form and wording of the voting papers on the issues of agenda of the special general OJSC "Sibneft" shareholders' meeting (Annex 2).

On the third issue "On confirming the OJSC "Sibneft" shares redemption price the following resolve was made:
"3.1. Considering the conclusion of an independent valuator of ZAO "International Valuation Center" # 08/06/02-PA as of 10.04.2002, to establish the OJSC "Sibneft" shares redemption price for the

shareholders having voted against the resolve to reorganize OJSC "Sibneft" through OOO "Argus" affiliating or having failed to vote, in the amount of 31.40 rubles per share".

On the fourth issue "On the Agreement on OOO "Argus" Affiliation to OJSC "Sibneft" and the Transition Act to the Agreement" the following resolve was made:
"4.1. To approve the principal terms of the Agreement on OOO "Argus" affiliation to OJSC "Sibneft" and submit the said Agreement and the Transition Act to approve by the special general OJSC "Sibneft" shareholders' meeting (Annexes 3 and 4)".

Eight of nine Board members voted.
The results of the ballot on issues 1, 2 and 4 of the agenda were as follows: "for" – 8; abstentions – 0; "against" – none.
The results of the ballot on issue 3 of the agenda were as follows: "for" – 7; abstentions – 1 (I. A. Tyryshkin); "against" – none.

---

Notification

on holding of a special general Sibneft shareholders' meeting

Dear Shareholder,

This is to advise you that OJSC Siberian Oil Company (hereinafter referred to as the Company) located at 85 Oktyabrskaya St., industrial community Lubinsky, Lubinsky district, Omsk region, 646160, Russia is holding a special general OJSC Sibneft shareholders' meeting in the form of an absentee ballot on August 6 2002.

The list of the shareholders entitled to take part in the general shareholders' meeting is compiled on the basis of the shareholders register data on June 21 2002 (19:00 hrs).

Agenda of the meeting:

OJSC Sibneft reorganization through affiliating OOO Argus to the Company
Approval of the Agreement on Affiliation and the Transition Act

The above-mentioned issues shall be submitted to the decision of the general shareholders' meeting in view of the extendable policy of a step-by-step affiliation to the Company of the most attractive service oil traders.

The results of the special general shareholders' meeting shall be summarized on August 6 2002 at 14:00 hours at 18, building 13 Stromynka St., Moscow by OJSC Registrator R. O. S. T.

All references and essential information subject to present to the shareholders during the preparation to hold the shareholders' meeting shall be available after July 15 2002 at:
the Company register-holder OJSC Registrator R. O. S. T. at 18, building 13 Stromynka St., Moscow, tel. 786 69 75
the Company at 54 Frunze St., Omsk, tel. (3812) 24 64 35
OJSC Sibneft Boar of Directors secretariat at 4 Sadovnicheskaya St., 115035, Moscow, tel. 777 31 26, 961 13 24
OJSC Sibneft-NNG Securities Department at 59/87 Lenin St., Noyabrsk, tel. (34564) 4 61 00.

We would appreciate if you filled in the mailed voting papers. The voting papers of the shareholders-natural persons shall be signed by the shareholder personally. Shall the voting papers be signed by: the shareholder representative – a duly formalized power of attorney shall be enclosed. The power of attorney for the shareholder's plenipotentiary shall be either notarized or certified in accordance with the requirements of clauses 4 and 5 of article 185 of the civil code of the Russian Federation. The

power of attorney shall contain the issue date and location, name, place of residence, passport details of the principal and the authorized representative, the range of the authorities resigned and the signature of the authorized representative;
the holder of power of the natural person – the voting paper shall contain the name of the holder of power. Also there shall be notarized documents enclosed, under which the holder of power acts;
the manager of the natural person – the voting paper shall contain the name and position of the manager certified with the organization stamp.

The duly filled in and signed voting papers for the absentee ballot shall be presented to OJSC Registrator R. O. S. T. at 18, building 13 Stromynka St., 107996, Moscow, tel. 786 69 75, either personally or by mail till 12:00 hours (Moscow time) August 6 2002.

The results of the special general shareholders' meeting will be published in Rossiyskaya Gazeta no later than August 26 2002.

In accordance with article 75 of the Law "On Joint-Stock Companies", shall the special general shareholders' meeting make a resolve on the Company reorganization, the shareholder having failed to take part in the voting procedure or having voted against the said resolution is entitled to demand the redemption of the whole or part of the pack of the shares owned by the shareholder. Further to the Board settlement based on the conclusion of an independent valuator, the market price of the redeemable share is determined as 31.40 ruble per one OJSC Sibneft share. A written demand on the shares redemption shall be forwarded at POB 9, 18, building 13, Stromynka St., Moscow OJSC Registrator R. O. S. T. within 45 days from the resolution on reorganization date. The demand shall contain the shareholder's place of residence (location) and the amount of the shares suggested to redemption.

Vice-president E. Poltorak

# Exhibit 4

**Publication in the FSC Bulletin Supplement ("Vestnik") № 51, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 10 July, 2002**

**File No. 82-4882**

## Information on material events (actions), concerning financial and commercial activities of the issuer

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **26.06.2002**
Code: **1300146A26062002**

At the Board meeting held on 26 June, 2002 a unanimous resolve was made to approve a major transaction (assets total value amounts to more than 25 but less than 50 per cent of the assets book value) on a syndicated loan utilization through signing loan interrelated agreements and contracts:

- A loan agreement at the amount of the capital debt up to 300 million US dollars for a two-months term with the interest rate in the amount of LIBOR + 3.5% per annum;
- A loan agreement at the amount of the capital debt up to 200 million US dollars for a five-years term with the interest rate in the amount of LIBOR + 4.1% per annum;
- An assignment agreement on export contracts and Agreements to secure the said loan agreements.

Vice-president E. Poltorak

# Exhibit 5

**Publication in the FSC Bulletin Supplement ("Vestnik") № 51, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 10 July, 2002**

File No. 82-4882

**Information on material events (actions), concerning financial and commercial activities of the issuer**

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **28.06.2002**
Code: **1200146A28062002**

The annual general OJSC "Sibneft" shareholders' meeting was held on 28 June, 2002.
The form of the meeting – joint attendance.
The location of the meeting – Moscow.
The AGM quorum: 494 shareholders and shareholders' representatives were registered to take part in the AGM. All together the shareholders owned 4 477 309 753 voting shares or 94.43% of the voting stock of the Issuer.

The issues for voting, the results of the voting, the full wording of the decisions of the AGM:

1. To approve the annual report of JSC Sibneft for 2001.
Decision: To approve the annual report of JSC Sibneft for 2001.
The results of the voting: "For" – 4 474 313 317 votes or 99.9330% of votes.
"Against" – 1 208 votes or 0.0000% of votes.
"Abstain" – 2 657 456 votes or 0.0593% of votes.
2. To approve the balance sheet of JSC Sibneft, the profit and loss account, the distribution of profits and losses for 2001.
Decisions:
2.1. To approve the balance sheet of JSC Sibneft for 2001, the profit and loss accounts for 2001.
The results of the voting: "For" – 4 474 354 594 votes or 99.93% of votes.
"Against" – 1 208 votes or 0.0000% of votes.
"Abstain" – 2 670 497 votes or 0.0596% of votes.
2.3. To approve the distribution of profits and losses of JSC Sibneft for 2001.
The results of the voting: "For" – 4 474 320 441 votes or 99.9332% of votes.
"Against" – 1 208 votes or 0.0000% of votes.
"Abstain" – 2 708 301 votes or 0.0605% of votes.
3. To elect members of the Board of Directors of JSC Sibneft.
The results of cumulative voting:

| Name of candidate | "For" |
|---|---|
| 1. Breeva Tatyana Alekseevna | 4 359 783 954 votes or 10.8195% of votes |
| 2. Vinchel Mikhail Genrikhovich | 4 615 859 781 votes or 11.4550% of votes |
| 3. Gavrikov Albert Alexeevich | 4 482 027 274 votes or 11.1229% of votes |
| 4. Novikov Vladimir Ivanovich | 4 360 350 883 votes or 10.8209% of votes |
| 5. Oif Valeriy Alexandrovich | 4 359 520 232 votes or 10.8188% of votes |
| 6. Poltorak Evgeniy Yakovlevich | 4 359 621 374 votes or 10.8191% of votes |
| 7. Potapov Konstantin Nikolaevich | 4 360 994 959 votes or 10.8225% of votes |
| 8. Sklyarov Evgeniy Yurevich | 25 148 772 votes or 0.0624% of votes |
| 9. Tyryshkin Ivan Alexandrovich | 5 007 298 128 votes or 12.4264% of votes |
| 10. Shvidler Eugene Markovich | 4 362 134 639 votes or 10.8253% of votes |

Decision: To elect the following members of the OJSC Sibneft Board of Directors: Breeva T. A., Vinchel M. G., Gavrikov A. A., Novikov V. I., Oif V. A., Poltorak E. Y., Potapov K. N., Sklyarov E. Y., Tyryshkin I. A., Shvidler E. M.

4. To elect members of the Audit Committee of JSC Sibneft.
Decision: To elect the following members of the Audit Committee of JSC Sibneft for one year:
1. Lebedeva Galina Petrovna - Deputy Chief Accountant of JSC Sibneft
2. Barabash Lyudmila Alexandrovna - Deputy Chief Accountant of JSC Sibneft
3. Leshko Alla Ivanovna - Head of Economy and Planning Department of JSC Sibneft
The results of the voting:

| | |
|---|---|
| 1. Lebedeva G.P. | "For" – 4 474 247 212 votes (99.93%) |
| | "Against" – 12 045 votes (0.0003%) |
| | "Abstain" – 2 699 205 votes (0.0000%) |
| 2. Barabash L.A. | "For" – 4 474 207 497 votes (99.93%) |
| | "Against" – 67 587 votes (0.0015%) |
| | "Abstain" – 2 691 809 votes (0.0601%) |
| 3. Leshko A.I. | "For" – 4 474 220 687 votes (99.93%) |
| | "Against" – 75 758 votes (0.0016%) |
| | "Abstain" – 2 689 062 votes (0.0601%) |

5. To approve an auditor for 2001.
The results of the voting:

Delloite and Touche

"For" – 77 320 114 votes or 1.72% of votes.
"Against" – 172 448 909 votes or 3.85% of votes.
"Abstain" – 694 699 votes or 0.015% of votes.

Price Waterhouse Coopers

"For" – 274 042 votes or 0.0006% of votes.
"Against" – 240 761 301 votes or 5.37% of votes.
"Abstain" – 684 008 votes or 0.015% of votes.

Earnst & Young

"For" – 4 393 678 594 votes or 98.13% of votes.
"Against" – 70 767 987 votes or 1.58% of votes.
"Abstain" – 460 657 votes or 0.01% of votes.

Decision: To approve Earnst & Yong as Auditor of JSC Sibneft for 2001 (for Russian and International audit).

6. To elect OJSC Sibneft President.
Decision: To elect Evgeny Markovich Shvidler JSC Sibneft President for a term of five years.
The results of the voting:
"For" – 4 470 307 583 votes or 99.8436% of votes.
"Against" – 35 155 votes or 0.0008% of votes.
"Abstain" – 2 468 958 votes or 0.0551% of votes.

6. To approve the new redaction of the Charter of JSC Sibneft.
Decision: To approve the new redaction of the Charter of JSC Sibneft.
The results of the voting: "For" – 4 405 850 386 votes or 98.4040% of votes.
"Against" – 78 404 votes or 0.0018% of votes.
"Abstain" – 71 098 971 votes or 1.5879% of votes.

7. To approve the new redaction of OJSC Sibneft internal documents (Regulations on the Board of Directors of JSC Sibneft, Regulations on the General Meeting of Shareholders, Regulations on the Audit Committee, Regulations on the President of the Company, Regulations on the Administrative Board of JSC Sibneft).
Decisions:
8.1. To approve the new redaction of the Regulations on the General Meeting of Shareholders of JSC Sibneft.
The results of the voting: "For" – 4 474 252 339 votes or 99.9317% of votes.
"Against" – 15 910 votes or 0.0003% of votes.
"Abstain" – 2 740 878 votes or 0.0612% of votes.
8.2. To approve the new redaction of the Regulations on the Board of Directors of JSC Sibneft.
The results of the voting: "For" – 4 474 280 791 votes or 99.9323% of votes.
"Against" – 12 911 votes or 0.0002% of votes.
"Abstain" – 2 729 161 votes or 0.0610% of votes.
8.3. To approve the new redaction of the Regulations on the Audit Committee of OJSC Sibneft.
The results of the voting: "For" – 4 474 270 867 votes or 99.9321% of votes.
"Against" – 2 684 votes or 0.0001% of votes.
"Abstain" – 2 741 306 votes or 0.0612% of votes.
8.4. To approve the new redaction of the Regulations on the OJSC Sibneft President.
The results of the voting: "For" – 4 474 256 896 votes or 99.9318% of votes.
"Against" – 3 944 votes or 0.0001% of votes.
"Abstain" – 2 744 469 votes or 0.0613% of votes.
8.5. To approve the new redaction of the Regulations on the Administrative Board of OJSC Sibneft.
The results of the voting: "For" – 4 474 193 334 votes or 99.9304% of votes.
"Against" – 2 193 838 votes or 0.0490% of votes.
"Abstain" – 578 074 votes or 0.0131% of votes.

9. On the Reward to the Board members.
Decision: Starting from the present general annual shareholders' meeting to approve the amount of the rewards to the newly elected Board members in the amount equal to 10 000 (ten thousand) US dollars each subject to their duly execution of the authorities (functions) entrusted to them until the next annual general shareholders' meeting. Shall the authorities (functions) of a Board member be ceased ahead of time, the reward amount shall be calculated in proportion to the factual period of his/her authorities (functions) execution. The payments shall be effected within 2 months from the date of cessation of the authorities of the acting Board.
The results of the voting: "For" – 4 473 877 615 votes or 99.9233% of votes.
"Against" – 2 437 409 votes or 0.0544% of votes.
"Abstain" – 698 091 votes or 0.0156% of votes.

Vice President E.Y.Poltorak

# Exhibit 6

**Publication in the FSC Bulletin Supplement ("Vestnik") № 51, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 10 July, 2002**

**Information on material events (actions), concerning financial and commercial activities of the issuer**

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky,
Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **28.06.2002**
Code: **0100146A28062002**

Further to the resolution of the general annual shareholders' meeting held on 28 June, 2002, the following persons were elected members of the Company Board of Directors:

- Tatyana Alexeevna Breeva – owns 10 Company shares (0.00000021% of the capital stock);
- Mikhail Genrikhovich Vinchel – does not own Company shares;
- Albert Alexeevich Gavrikov – does not own Company shares;
- Vladimir Ivanovich Novikov – owns 10 Company shares (0.00000021% of the capital stock);
- Valery Alexandrovich Oif – does not own Company shares;
- Evgeny Yakovlevich Poltorak – owns 42890 Company shares (0.000905% of the capital stock);
- Konstantin Nikolaevich Potapov – owns 572995 Company shares (0.012085% of the capital stock);
- Ivan Alexandrovich Tyryshkin – does not own Company shares;
- Evgeny Markovich Shvidler – owns 10 Company shares (0.00000021% of the capital stock).

The authorities of Evgeny Yurievich Sklyarov and Natalia Yakovlevna Yatzkevich were ceased.

Vice President E.Y.Poltorak

# Exhibit 7
## Official press-release on the fact that Sibneft announces results of reserve audit, dated 11 June, 2002

## Sibneft Announces Results of Reserve Audit

***Moscow, 11 June 2002***; Sibneft's proven oil reserves remained steady at 4.65 billion barrels (644.4 million tonnes) last year despite a surge in production, according to an audit by oil and gas consultants Miller and Lents. Reserves were estimated in accordance with the standards of the Society of Petroleum Engineers and the World Petroleum Congress.

"The proven reserves category remained unchanged despite a rapid increase in production, in line with our reserve replacement policy," said Sibneft president Eugene Shvidler. Output surged 20.2% last year to 408,000 barrels per day (20.67 million tonnes), and the company is this year targeting growth of 29.2% to 527,000 barrels per day (26.7 million tonnes).

Sibneft added to reserves through more extensive use of enhanced recovery methods, as well as by bringing new fields on stream. Sibneft plans to raise investment in exploration and production this year to $637 million from $448 million in 2001, including $366 million to be spent on the development of new fields.

A summary of the results of the audit follows in million barrels:

| Category | 1 January 2002 | 1 January 2001 |
|---|---|---|
| Proven | 4,646 | 4,644 |
| Probable | 2,360 | 2,086 |
| Possible | 1,269 | 1,546 |

Equivalent figures in million metric tonnes follow:

| Category | 1 January 2002 | 1 January 2001 |
|---|---|---|
| Proven | 644.4 | 644.1 |
| Probable | 327.3 | 289.3 |
| Possible | 176.0 | 214.5 |

## Exhibit 8
## Official press-release on the fact that Sibneft expands retail network into new regions, dated 13 June, 2002

# Sibneft Expands Retail Network Into New Regions

***Moscow, 13 June 2002***; Sibneft has reached agreement to acquire a network of filling stations in the Tomsk region, one of three new markets which the company is entering this year. Sibneft recently unveiled its first gasoline station in Moscow, and the company has also entered the Krasnoyarsk market, where it is developing its network of dealers.

Sibneft aims to achieve retail sales in the Tomsk region of around 6,000 tonnes of refined products per month, and secure a 20% share of the region's gasoline market. The company this year aims to add almost 200 outlets to its network of filling stations, the bulk of them through acquisitions, and total investment in its retail network is forecast at $61 million. Sibneft plans to increase domestic retail sales of gasoline and diesel by more than 18% from 2.3 million tonnes in 2001 to over 2.7 million tonnes this year.

Sibneft's refinery throughput is growing more rapidly than oil production, following the start of processing at the Moscow refinery. Refinery runs in April were up 38% year-on-year and totaled 342,000 barrels per day (1.42 million tonnes), including 255,000 barrels per day (1.06 million tonnes) at the Omsk refinery and 87,000 barrels per day (360,000 tonnes) at the Moscow refinery.

# Exhibit 9
# Official press-release on the fact that Sibneft to release full year US GAAP financial results, dated 21 June, 2002

# Sibneft To Release Full Year US GAAP Financial Results

***Moscow, 21 June 2002***; Sibneft will release financial results for full year 2001 prepared to US GAAP standards on Tuesday 25 June 2002.

A press release on the results will be posted on the company's website at www.sibneft.com at 4pm Moscow time on 25 June. The release of the results will be followed by a conference call and presentation.

# Exhibit 10
# Official press-release on the fact that Sibneft unweils long-term growth strategy, dated 25 June, 2002

## Sibneft Unveils Long-Term Growth Strategy

***Moscow, 25 June 2002***; Sibneft aims to increase oil production to 830,000 barrels per day (42 million tonnes) by 2005, under a long-term growth strategy announced today. The company aims to maintain high growth rates through a combination of continued high investment, the application of world class production technology and further enhancement of the company's core reservoir management capabilities.

Sibneft's giant Sugmut field, which harbours reserves of close to a billion barrels (140 million tonnes), is forecast to make a contribution of 140,000 barrels per day (7.2 million tonnes). Output from the Priobskoye and Palyanovskoye fields licensed to the Sibneft-Yugra joint venture is projected to reach 80,000 barrels per day (4.1 million tonnes), while the Sporyshevskoye field is targeted to yield production of 65,000 barrels per day (3.4 million tonnes).

Sibneft aims to increase its recovery rate from 29.5% today to over 40% over the next two decades, thanks to improved field development planning. The company has prepared world class field development plans for the majority of its fields using a state-of-the-art geological modeling facility at the company's main base in Noyabrsk.

"Sibneft will focus in the short term on unlocking the huge potential of its existing asset base," said Sibneft president Eugene Shvidler. "We intend to complement organic growth with strategic acquisitions in both the upstream and downstream, with the aim of achieving balanced and sustainable growth."

# Exhibit 11
## Official press-release on the fact that Sibneft achieves record profits as revenue growth accelerates, dated 25 June, 2002

## Sibneft Achieves Record Profits As Revenue Growth Accelerates

***Moscow, 25 June 2002***; Sibneft almost doubled net profits in 2001 to a record $1.305 billion from $674.8 million the previous year, under full-year US GAAP results released today. Earnings before interest, tax, depreciation and amortization (EBITDA) rose 67% to $1.719 billion from $1.027 billion the previous year.

Sibneft's robust financial performance was driven by exceptional growth in output, which rose by 20% to 408,000 barrels per day (20.671 million tonnes) from 338,000 barrels per day (17.199 million tonnes) the previous year, and by benefits flowing from the company's successful consolidation. Sibneft's strong performance was buttressed by stringent cost control, with direct production costs cut by 3% to just $1.70 per barrel ($12.25 per tonne).

Sibneft was the most profitable of Russia's major oil companies in 2001, with net income of $63.15 per tonne of output placing the company ahead of its peers. Net margins rose to 37% from 28% the previous year.

Other highlights of the company's 2001 financial results include:

-- Total revenues up 49% to $3.576 billion (2000 - $2.398 billion)
-- Profit before tax up 91% to $1.439 billion (2000 - $753.2 million)
-- Net income per share up 54% to $0.32 (2000 - $0.21)
-- Return on equity rises to 32.3% from 21.3% in 2000
-- Sibneft pays record dividends of $993 million

Sibneft president Eugene Shvidler welcomed the company's record financial performance. "Sibneft now leads the Russian oil sector with higher profits and faster growth than any of its peers. The company is committed to sustaining investment in technology and training in order to maintain its competitive edge in the years to come."

## Exhibit 12.
## Official press-release on the fact that Sibneft elects independent directors, renews CEO Contract, dated 28 June, 2002

## Sibneft Elects Independent Directors, Renews CEO Contract

***Moscow, 28 June 2002***; Sibneft shareholders at the company's annual general meeting have elected a new board of directors, which includes three independent directors. Shareholders also agreed to extend the contract of Sibneft president and chief executive officer Eugene Shvidler for five years.

The three independent directors elected to the board are Albert Gavrikov, managing director of the Aton investment group, Mikhail Vinchel, general director of the Prospect investment company, and Ivan Tirishkin, president of the Russian Trading System.

The six executive directors elected are Sibneft president Eugene Shvidler, Sibneft vice presidents Konstantin Potapov, Valery Oif, Yevgeny Poltorak and Tatyana Breeva, and Vladimir Novikov, head of Sibneft's corporate management department.

Shareholders appointed Ernst & Young as the company's auditor, approved the company's financial statements and elected a new audit committee. Shareholders also approved revisions to the company's charter and a series of internal documents in response to changes in company law. The charter was further amended to include provisions contained in the corporate governance code developed by the Federal Securities Commission and approved by the Russian government. The code outlines a range of measures for the protection of minority shareholders.

"The election of a new slate of independent directors and amendments to the company's charter confirm our commitment to ensuring that minority shareholders play an active role in the management of the company," said Sibneft president Eugene Shvidler. "The decision by core shareholders to reduce their stake to below 75% over the next two to three years has also been guided by a desire to enhance the influence of minority shareholders."

# Exhibit 13

## I Quarter 2002 Report furnished to the Federal Securities Commission of the Russian Federation on June 10, 2002

**File No. 82-4882**

Authorized"
by the Board of Directors of Joint Stock Company
"Siberian Oil Company"
Minutes No. 100 dated 29 April, 2002

Secretary of the Board of Directors V.I. Novikov ____________
(Signature)

Seal

# QUARTERLY REPORT

## ISSUER OF SECURITIES

## For: Quarter I, 2002

***Joint Stock Company "Siberian Oil Company"***

***Issuer Code: 00146-A***

***Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85***
***Postal address: 115035 Moscow, Sadovnicheskaya St., 4***

***Information contained in this information memorandum is subject to disclosure requirements in accordance with the laws and regulations of the Russian Federation***

President E.M.Shvidler ________________
(signature)

Chief Accountant E.N.Sukharkova ________________
(signature)

29.04.2002

(Seal)

Contact person: ***Vladimir Ivanovich Novikov***
Head of Corporate Management Department
Tel.: *(095) 777 31 17* Fax: *(095) 777 31 27*
E-mail: *Annak@sibneft.ru*

# A. Description of the Issuer

**9. Full company name of the Issuer.**
***Joint Stock Company "Siberian Oil Company"***

**10. Abbreviated company name of the Issuer.**
***JSC "Sibneft"***

**11. Information on changes of the company name and legal form of the Issuer.**
Company name and legal form of Company have not been changed

**12. State registration status.**
Date of state registration: ***October 6, 1995***
Registration number: *38606450*
Name of the authority issuing state registration: ***Omsk City Registration Chamber, Omsk City Government***

Licenses:
Number: *СЛХ № 00562 NE*
Date of issue: ***December 30, 1998***
License expiration date: ***December 29, 2023***
Name of the authority issuing the license: ***YNAO Committee on mineral resources, Ministry of natural resources RF, Administration of YNAO***
Type of activity: ***geological studies, searches and production of oil and gas within the boards of Romanovskoye field.***

Number: *OMC № 00093 NE*
Date of issue: ***September 28, 2000***
License expiration date: ***October 1, 2025***
Name of the authority issuing the license: ***Ministry of natural resources RF, Administration of Tarsky area***
Type of activity: ***geological research and production of hydrocarbon within the boards of south-western part of Krapivinskoe field (Omsk region)***

Number: ***00100 OMC НП***
Date of issue: ***November 13, 2000***
License expiration date: ***December 31, 2005***
Name of the authority issuing the license: ***Ministry of natural resources, Committee on mineral resources of Omsk region***
Type of activity: ***geological research within the boards of Prigranichnyy area***

Number: ***00948 СЛХ HP***
Date of issue: ***December 21, 2000***
License expiration date: ***December 21, 2025***
Name of the authority issuing the license: ***Committee on land resources and land-utilization of Ministry of natural resources RF of YNAO, Administration of YNAO***
Type of activity: ***geological research and production of hydrocarbon within the boards of Valyntoyskiy area***

Number: ***00946 СЛХ HP***
Date of issue: ***December 21, 2000***
License expiration date: ***December 21, 2025***
Name of the authority issuing the license: ***Committee on land resources and land-utilization of Ministry of natural resources RF of YNAO, Administration of YNAO***
Type of activity: ***geological research and production of hydrocarbon within the boards of Pyakutinskiy area***

Number: ***00947 СЛХ HP***
Date of issue: ***December 21, 2000***
License expiration date: ***December 21, 2025***
Name of the authority issuing the license: ***Committee on land resources and land-utilization of Ministry of natural resources RF of YNAO, Administration of YNAO***
Type of activity: ***geological research and production of hydrocarbon within the boards of North-Noyabrsk area***

Number: *10970 СЛХ НП*
Date of issue: ***December 28, 2000***
License expiration date: ***December 31, 2005***
Name of the authority issuing the license: ***Ministry of natural resources***
Type of activity: ***geological research within the boards of Aykhettinskiy area***

Number: *10969 СЛХ НП*
Date of issue: ***December 28, 2000***
License expiration date: ***December 31, 2005***
Name of the authority issuing the license: ***Committee on land resources and land-utilization of Ministry of natural resources RF of YNAO, Administration of YNAO***
Type of activity: ***geological research within the boards of Vorgenskiy area***

Number: *10969 СЛХ НП*
Date of issue: ***December 28, 2000***
License expiration date: ***December 31, 2005***
Name of the authority issuing the license: ***Committee on land resources and land-utilization of Ministry of natural resources RF of YNAO, Administration of YNAO***
Type of activity: ***geological research within the boards of Vorgenskiy area***

Number: *СЛХ #00934 ВЭ*
Date of issue: ***December 18, 2000***
License expiration date: ***December 17, 2005***
Name of the authority issuing the license: ***Committee on mineral resources of Ministry of natural resources RF***
Type of activity: ***output of sweet subterranean water for drinking and production water supply of the boards of 1,2 Romanovskoe area***

Number: *62ЭК №15-1150*
Date of issue: ***February 09, 2001***
License expiration date: ***February 09, 2004***
Name of the authority issuing the license: ***Federal mining and industrial inspectorate of RF***
Type of activity: ***exploitation of oil and gas productions and exploration by contractors acting under licences***

Number: *62СТ №15-1151*
Date of issue: ***February 09, 2001***
License expiration date: ***February 09, 2004***
Name of the authority issuing the license: ***Federal mining and industrial inspectorate of RF***
Type of activity: ***exploitation of oil and gas productions and exploration by contractors acting under licenses***

**13. Taxpayer's identification number.**
*5504036333*

**14. Type of Activity.**
**Codes of OKONH:**
***71100 – Wholesale Trade***
***11220 – Oil Refining Industry***
***11232 – Natural Gas Refining***
***11233 – Oil Gas Refining***
***11210 – Oil Industry***
***71200 – Retail Trade***
***96420 – Exchange Transactions***
***84100 – Intermediate Services in Purchase and Sale of Goods, Securities, Currency***
***72200 – Foreign Trade of Private Companies***
***80100 – Supply***
***80200 – Sale***

**15. Legal address, postal address and contact phone numbers.**
Legal address: ***646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85***

Postal address: ***115035 Moscow, Sadovnicheskaya St., 4***
Tel.: ***(095) 777 31 52*** Fax: ***(095) 777 31 51***
E-mail: ***No E-mail***

**16. Auditors.**

***Company name:*** Closed JSC "Arthur Andersen"
***Legal address:*** 103064 Moscow, Staraya Basmannaya St., 14
***INN (taxpayer's identification number):***
***Postal address:*** 113054 Moscow, Kosmodamianskaya nab., 52/2
***Tel.:*** (095) 755-97-00 ***Fax:*** (095) 755-97-10
***E-mail:*** No E-mail

***License:***
Number: ***006000***
Date of issue: ***June 28, 2000***
License expiration date: ***June 28, 2003***
Name of the authority issuing the license: ***Order of Finance Ministry No. 173***

**17. Registrars.**
Registrar:
Name of the registrar: ***Open JSC "Registrator R.O.S.T." (renamed from Open JSC "Company-registrar "Panorama")***
Legal address: ***Russia, Moscow, Stromynka St., 18, bldg. 13***
Postal address: ***107996 Moscow, Stromynka St., 18, p/b. 9***
Tel.: ***(095) 204-12-85, 204-10-40*** Fax: ***(095) 204-10-21***
E-mail: ***frc@frc.ru***

License:
Number: ***01071***
Date of issue: ***August 08, 1996***
License expiration date: ***January 08, 2003***
Name of the licensing authority: ***Federal Securities Commission***

Date since which the registrar has kept the register of the Issuer: ***30.12.2001***

***No save keeping of the issued securities of the Issuer in reporting quarter.***

**18. Depository.**
***No depository***

**19. The shareholders of Issuer.**
Total number of shareholders (members): ***13 751***

Shareholders (members) owning not less than 5% of the Charter Capital of the issuer:

19.1 Company name: ***Closed JSC "ING BANK (EURASIA) CJSC" (Nominee)***
Legal address: ***123022 Moscow, Krasnaya Presnya, 31***
Postal address: ***123022 Moscow, Krasnaya Presnya, 31***
Share in the Charter Capital of issuer: ***22.296 % (nominee)***
Shareholders (members) owning not less than 25% of Charter Capital of shareholder (member) of issuer:
19.1.1 Company name: ***no data***

19.2 Company name: ***JSC "West-Siberian Depository"(Nominee)***
Legal address: ***Russian Federation 644043 Omsk region, Omsk, Kemerovskaya St., 10***
Postal address: ***101000 Moscow, Myasnitskaya St., 38***
Share in the Charter Capital of Issuer: ***21.0889 % (nominee)***

Shareholders (members) owning not less than 25% of Charter capital of shareholder (members) of issuer:
19.2.1 Company name: ***no data***

19.3 Company name: ***Closed JSC "ABN AMRO BANK A.O." (Nominee)***
Legal address: ***103009 Moscow, Bolshaya Nikitskaya St., 17, bldg. 1***
Postal address: ***103009 Moscow, Bolshaya Nikitskaya St., 17, bldg. 1***
Share in the Charter Capital of issuer: ***19.5475 % (nominee)***
Shareholders (members) owning not less than 25% of Charter Capital of shareholder (member) of issuer:
19.3.1 Company name: ***no data***

19.4 Company name: ***Non-profit partnership "NATIONAL DEPOSITORY CENTER" (Nominee)***
Legal address: ***117049 Moscow, Zhitnaya St., 12***
Postal address: ***103009 Moscow, Sredniy Kislovskiy pereulok, 1/13***
Share in the Charter Capital of issuer: ***14.8602 % (nominee)***
Shareholders (members) owning not less than 25% of Charter capital of shareholder (members) of issuer:
19.4.1 Company name: ***no data***

19.5 Company name: ***Limited Liability Company "DEUTSCHE BANK" (Nominee)***
Legal address: ***129090 Moscow, Shchepkina St., 4***
Postal address: ***129090 Moscow, Shchepkina St., 4***
Share in the Charter Capital of issuer: ***12.7851 % (nominee)***
Shareholders (members) owning not less than 25% of Charter Capital of shareholder (member) of issuer:
19.5.1 Company name: ***no data***

19.6 Company name: ***Closed JSC "Depository-Clearing Company" (Nominee)***
Legal address: ***125047 Moscow, Tverskaya-Yamskaya 1st St., 13***
Postal address: ***129090 Moscow, Staraya Basmannaya St., 14/2, bldg. 4***
Share in the Charter Capital of issuer: ***5.6655 % (nominee)***
Shareholders (members) owning not less than 25% of Charter Capital of shareholder (member) of issuer:
19.6.1 Company name: ***no data***

**20. Management structure.**

***The governing bodies of JSC Sibneft are its General Shareholders' Meeting, Board of Directors, individual executive body – President and collective executive body – Management Board. The highest governing body of the Company is its General Shareholders' Meeting. The Board of Directors provides overall guidance of the Company's activities, with the exception matters under the exclusive competence of the General Shareholders' Meeting. The Board of Directors of the Company is composed of nine individuals, to be elected by the General Shareholders' Meeting.***

The competence of General Shareholders' Meeting (members) of the Issuer in accordance with its Charter (constituent documents) is as follows:

***1) Introduction of amendments and additions to the Charter of the Company or approval of the Charter in a new wording;***
***2) Reorganization of the Company;***
***3) Liquidation of the Company, appointment of a Liquidation Commission and the approval of an interim and a final liquidation balance sheet;***
***4) Determination of the membership of the Board of Directors, election of its members and the early termination of their powers;***
***5) Election of a President of the Company and the early termination of his or her powers;***
***6) Election of members of the Auditing Commission and early termination of their powers;***
***7) Determination of the maximum number of authorized shares;***
***8) Increase of the Charter Capital of the Company by increasing stock par value or by placing additional shares;***
***9) Decrease, in the prescribed manner, of the Authorized Capital of the Company by decreasing stock par value, through the Company's acquisition of a part of the placed shares and by redemption of shares;***
***10) Approval of auditor of the Company;***
***11) Approval of annual reports, balance sheets, and profit and loss accounts of the Company, and distribution of its profits and losses;***
***12) Decision not to exercise pre-emptive rights of a shareholder to acquire additionally placed shares of stock or other securities convertible into stock of the Company;***

*13) Establishment of a Controlling commission of General Shareholders' Meeting;*
*14) AGM procedures;*
*15) Split or consolidation of shares;*
*16) Approval of transactions, in the making of which there is interest in accordance with Article 83 of the Federal Law on Joint Stock Companies;*
*17) Decisions on significant transactions on acquisition and disposal of property by the Company, the value of which accounts for 25 to 50 percent of the book value of the assets of the Company in the absence of an unanimous decision of the Board of Directors;*
*18) Decisions on significant transactions on acquisition and disposal of property by the Company, the value of which accounts for more than 50 percent of the book value of the assets of the Company;*
*19) Approval of a Regulation on the Annual General Meeting, a Regulation on the Board of Directors and a Regulation on the Auditing Commission of the Company;*
*20) Approval of the size and the payment date of annual dividends;*
*21) Remuneration of the members of the Board of Directors of the Company.*

The competence of the Issuer's Board of Directors in accordance with its Charter (constituent documents) is as follows:
*The competence of the Board of Directors:*
*1) Definition of the priority areas of activity of the Company;*
*2) Convocation of Annual and Extraordinary General Meetings, with the exception of cases provided for in the current law and the Charter;*
*3) Approval of the agenda of a General Shareholders Meeting;*
*4) Fixing the date of compilation of the list of shareholders entitled to attend the General Meeting, and dealing with other matters that fall within the competence of the Board and involve the preparation and conduct of General Shareholders Meeting;*
*5) Company's placing of bonds and other securities;*
*6) Determination of the market value of the assets, including the stock of the Company in accordance with the current law;*
*7) Determination of the amount of fees and compensation payable to the members of the Audit Committee of the Company and of the fees of the auditor's services;*
*8) Recommendations as per the size of stock dividend and its order of payment;*
*9) Decision making on the use of the reserve and other funds of the Company;*
*10) Approval of in-house documents of the Company;*
*11) Approval of annual business plans of the Company and reports on their fulfillment;*
*12) Approval of an estimate of the distribution of Company profits;*
*13) Approval of an estimate of and limits on extraordinary expenses;*
*14) Decision making on the establishment of branches and launching of representations of the Company, as well as on their closure; approval of Regulations on Branches and Representations;*
*15) Acquisition and buy-out of Company-placed shares, bonds and other securities in the cases provided for in the current law and the Charter;*
*16) Making of large transactions involving the Company's acquisition and disposals of property, the value of which amounts to 25 to 50 percent of the book value of the assets of the Company at the date the Board of Directors unanimously votes to enter into such transaction;*
*17) A preliminary approval of annual report, accounting balance sheet, and profit and loss account of the Company presented at the Annual General Meeting, and the distribution of profits and losses, the reliability of the figures of which is to be confirmed by the Auditing Commission of the Company;*
*18) Participation in holding companies, financial and industrial groups, and other associations of commercial organizations, as well as in other organizations;*
*19) Decisions on transactions, in the making of which there is interest in accordance with Article 83 of the Federal Law on Joint Stock Companies;*
*20) Confirmation of members of the Management Board of the Company;*
*21) Other matters provided for in the Charter of the Company, and the Regulation on the Board of Directors.*

The competence of the individual executive body and the collective executive body of the Issuer in accordance with its Charter (constituent documents) is as follows:
*The President of the Company that is the individual executive body of the Company in accordance with his/her competence shall:*
*- act on behalf of the Company without powers of attorney, represent the Company in all the institutions, associations, organizations and governmental bodies, in the court of law, arbitration tribunal or private arbitration both within the country and outside it;*

*- administer the operations of the Company;*
*- have the rights of first signature on financial documents;*
*- execute transactions involving the acquisition of property or disposal of any property of the Company the value of which at the moment the relevant decision is taken is less than 10 percent of the book value of the assets of the Company;*
*- open accounts of the Company with banks;*
*- steer the work of the Management Board and chair its meetings;*
*- make recommendations on candidates for member of the Management Board for the approval of the Board of Directors;*
*-co-ordinate the operations of the subsidiaries and departments of the Company;*
*- issue orders and directives that are mandatory for all the employees of the Company;*
*-submit materials and proposals for the consideration of the Board of Directors and the Auditing Commission;*
*- approve the staffing schedule of the Company, execute work contracts with employees of the Company, and apply incentives and/or penalties to such employees;*
*- appoint and dismiss heads of affiliates, representative offices, subsidiaries and departments;*
*- take decisions on filing claims and suits against legal entities or individuals on behalf of the Company;*
*- organize accounting and reporting in the Company;*
*- issue powers of attorney on behalf of the Company;*
*- approve in-house normative technical and instructive documents;*
*- perform other functions, needed for attaining the goals of the Company and for ensuring its normal operations, in accordance with the legislation of the RF and the Charter of the Company.*

*The Management Board that is Collective Executive Body within its competence shall:*
*- draft proposals on overall guidelines for the activity and development of the Company and the investment, credit, financial and pricing policies;*
*- draft proposals on procedures for the issue of shares and categories of such shares, the amount of dividend per share and the terms and conditions of bond issuance;*
*- draft proposals on the participation of the Company in the capital of other business entities;*
*- arrange for regular expert examinations of the financial and business operations of the Company;*
*- execute transactions involving acquisition of property or disposal of any property of the Company the value of which at the moment the appropriate decision is taken 10 to 25 percent of the book value of the assets of the Company;*
*- introduce development of new production facilities or implementation of major capital projects for consideration by the Board of Directors;*
*- ensure efficient and expeditious movement of financial and material resources within the Company by taking prompt decisions on matters of governance of the subsidiaries;*
*- draft proposals for the efficient movement of financial and material resources within the Company;*
*- draft proposals on the organizational structure of the Company;*
*- execute the collective labour agreement on behalf of the Company*
*- other matters submitted by the President of the Company or other governing bodies of the Company for resolution of the Management Board.*

**21. Members of the Board of Directors of the Issuer**

The Board of Directors
Chairman of the Board of Directors: ***Potapov Konstantin Nikolaevich***

Members of the Board of Directors:
***Potapov Konstantin Nikolaevich***
Born in: ***1956***

Term: ***1998 -present***
Company: ***JSC Sibneft***
Position: ***Vice-president***

Share in the Charter Capital of the Issuer (%): ***0.0121%***
Share in the Charter Capital of the subsidiary companies (%): ***No shares***

Remuneration, paid off during the reporting quarter:

*The information is confidential*

*Shvidler Eugene Markovich*
Born in: ***1964***

Positions held for the last 5 years:
Term: ***1998 - 1999***
Company: ***JSC Sibneft***
Position: ***Acting President***

Term: ***1999 - present***
Company: ***JSC Sibneft***
Position: ***President***

Share in the Charter Capital of the Issuer (%): ***0%***
Share in the Charter Capital of the subsidiary companies (%): ***No shares***

Remuneration, paid off during the reporting period:
***The information is confidential***

*Novikov Vladimir Ivanovich*
Born in: ***1945***

Positions held for the last 5 years:
Term: ***1996 -present***
Company: ***JSC Sibneft***
Position: ***Head of Corporate Management Department***

Share in the Charter Capital of the Issuer (%): ***0%***
Share in the Charter Capital of the subsidiary companies (%): ***No shares***

Remuneration, paid off during the reporting period:
***The information is confidential***

*Yackevich Natalia Yakovlevna*
Born in: ***1949***

Positions held for the last 5 years:
Term: ***1996 -present***
Company: ***Law firm "AL&M"***
Position: ***Senior Lawyer, Senior Partner***

Share in the Charter Capital of the Issuer (%): ***No shares***
Share in the Charter Capital of the subsidiary companies (%): ***No shares***

Remuneration, paid off during the reporting period:
Salary (rubles): ***0***
Bonus (rubles): ***0***
Commissions paid (rubles): ***0***
Other material awards (rubles): ***0***
Total (rubles): ***0***

*Oif Valeriy Aleksandrovich*
Born in: ***1964***

Positions held for the last 5 years:
Term: ***1998 - present***
Company: ***JSC Sibneft***
Position: ***Vice-president***

Share in the Charter Capital of the Issuer (%): ***No shares***
Share in the Charter Capital of the subsidiary companies (%): ***No shares***

Remuneration, paid off during the reporting period:
***The information is confidential***

***Sklyarov Evgeniy Yurevich***
Born in: ***1952***

Positions held for the last 5 years:
Term: ***1993 - present***
Company: ***JSC "Fond YAMAL"***
Position: ***Chairman of the Board of Directors***

Share in the Charter Capital of the Issuer (%): ***No shares***
Share in the Charter Capital of the subsidiary companies (%): ***No shares***

Remuneration, paid off during the reporting period:
Salary (rubles): ***0***
Bonus (rubles): ***0***
Commissions paid (rubles): ***0***
Other material awards (rubles): ***0***
Total (rubles): ***0***

***Poltorak Evgeniy Yakovlevich***
Born in: ***1947***

Positions held for the last 5 years:
Term: ***1997- present***
Company: ***JSC Sibneft***
Position: ***Vice-president***

Share in the Charter Capital of the Issuer (%): ***0.0009%***
Share in the Charter Capital of the subsidiary companies (%): ***No shares***

Remuneration, paid off during the reporting period:
***The information is confidential***

***Breeva Tatyana Alekseevna***
Born in: ***1951***

Positions held for the last 5 years:
Term: ***1997 - 1999***
Company: ***JSC Sibneft***
Scope of activity: ***Direction***
Position: ***Head of Internal Audit Department***

Term: ***1999 - 2001***
Company: ***JSC Sibneft***
Scope of activity: ***Direction***
Position: ***Chief Accountant***

Term: ***2001 - present***
Company: ***JSC Sibneft***
Scope of activity: ***Direction***
Position: ***Vice-president on Finance***

Share in the Charter Capital of the Issuer (%): ***0%***
Share in the Charter Capital of the subsidiary companies (%): ***No shares***

Remuneration, paid off during the reporting period:
***The information is confidential***

***Tyryshkin Ivan Aleksandrovich***
Born in: ***1973***

Positions held for the last 5 years:

Term: ***1996 -1998***
Company: ***Federal Commission on Securities***
Position: ***Head of Department***

Term: ***1998 - 2001***
Company: ***National Association of participants of stock market***
Position: ***President***

Term: ***2001 - present***
Company: ***Non-profit partnership "Stock Exchange RTS"***
Position: ***President***

Share in the Charter Capital of the Issuer (%): ***No shares***
Share in the Charter Capital of the subsidiary companies (%): ***No shares***

Remuneration, paid off during the reporting period:
Salary (rubles): ***0***
Bonus (rubles): ***0***
Commissions paid (rubles): ***0***
Other material awards (rubles): ***0***
Total (rubles): ***0***

**22. The individual executive body and the Collective executive body of the Issuer.**
The individual executive body and members of the Collective executive body of the Issuer:

***Korsik Aleksandr Leonidovich***
Born in: ***1956***

Positions held for the last 5 years:
Term: ***1997 - 1999***
Company: ***JSC Sibneft***
Position: ***Head of Strategic Development Department***

Term: ***1999 - present***
Company: ***JSC Sibneft***
Position: ***First Vice-president***

Term: ***1999 - 2001***
Company: ***JSC Sibneft***
Position: ***Since March 5, 2001 Mrs. Panchenko stopped performing her duties because of her entering the government service***

Share in the Charter Capital of the Issuer (%): ***0%***
Share in the Charter Capital of the subsidiary companies (%): ***No shares***

Remuneration, paid off during the reporting period (rubles):
***The information is confidential***

***Shvidler Eugene Markovich***
Born in: ***1964***

Positions held for the last 5 years

Term: *1998 – 1999*
Company name: ***JSC Sibneft***
Position: ***Acting President***

Term: *1999 – present*
Company name: ***JSC Sibneft***
Position: ***President***

Share in the Charter Capital of the Issuer (%): ***0%***
Share in the Charter Capital of the subsidiary companies (%): ***No shares***

Remuneration, paid off during the reporting period (rubles.):
***The information is confidential***

***Breeva Tatyana Alekseevna***
Born in: ***1951***

Positions held for the last 5 years:
Term: ***1997 - 1999***
Company: ***JSC Sibneft***
Scope of activity: ***Direction***
Position: ***Head of Internal Audit Department***

Term: ***1999 - 2001***
Company: ***JSC Sibneft***
Scope of activity: ***Direction***
Position: ***Chief Accountant***

Term: ***2001 - present***
Company: ***JSC Sibneft***
Scope of activity: ***Direction***
Position: ***Vice-president on Finance***

Share in the Charter Capital of the Issuer (%): ***0%***
Share in the Charter Capital of the subsidiary companies (%): ***No shares***

Remuneration, paid off during the reporting period (rubles.):
***The information is confidential***

The individual executive body: ***Shvidler Eugene Markovich***

**23. Remuneration paid to the members of the Board of Directors and other officials of the Issuer.**
Total amount of remunerations, paid off to the persons, stated in Articles 21 and 22, for the reporting period:
Salary (rubles):
Bonus (rubles):
Commissions paid (rubles):
Other material awards (rubles):
Total (rubles): ***0***

*Please see Articles 21 and 22.*

**24. List of legal entities in which Issuer is a member.**

Legal entities in which Issuer holds not less than 5% of the Charter Capital:

Company name: ***Limited Liability Company "Sibneft-AZS Service"***
Legal address: ***109004, Moscow, Bolshaya Kommunisticheskaya St., 38, bld. 1***
Postal address: ***109004, Moscow, Bolshaya Kommunisticheskaya St., 38, bld. 1***
Share of Issuer in the Charter Capital of the legal entity (%): ***100%***

Company name: ***Closed JSC "Kuzbassnefteprodukt"***
Legal address: ***654018 Kemerovo region, Novokuznetck, Polevaya St., 1***
Postal address: ***654018 Kemerovo region, Novokuznetck, Polevaya St., 1***
Share of Issuer in the Charter Capital of the legal entity (%): ***100%***

Company name: ***Closed JSC "Sibneftavia"***
Legal Address: ***125040 Moscow, Verchnaya St., 34***
Postal address: ***125040, Moscow, Verchnaya St., 34***
Share of Issuer in the Charter Capital of the legal entity (%): ***100 %***

Company name: ***JSC "Sibneft-Siberia"***
Legal Address: ***625048 Russia, Tyumen, Kharkovskaya St., 59***
Postal address: ***625048 Russia, Tyumen, Kharkovskaya St., 59***
Share of Issuer in the Charter Capital of the legal entity (%): ***100 %***

Company name: ***Limited Liability Company "Club Zariche"***
Legal Address: ***109017, Moscow, Pyatniskay St., 46, bldg.1***
Postal address: ***109017, Moscow, Pyatniskay St., 46, bldg.1***
Share of Issuer in the Charter Capital of the legal entity (%): ***100 %***

Company name: ***Sib Finance B.V.***
Legal address: ***Herengracht 548, 1017CG Amsterdam, The Netherlands***
Postal address: ***Herengracht 548, 1017CG Amsterdam, The Netherlands***
Share of Issuer in the Charter Capital of the legal entity (%): ***100%***

Company name: ***Limited Liability Company "Khantos"t***
Legal Address: ***628007 Khanty-Mansiysk, Mira St., 149***
Postal address: ***628007 Khanty-Mansiysk, Mira St., 149***
Share of Issuer in the Charter Capital of the legal entity (%): ***100 %***

Company name: ***Limited Liability Company "Sibneft-Krasnoyarsknefteproduct"***
Legal address: ***660049 Krasnoyarsk, Severnoe Shosse, 23 "G"***
Postal address: ***660049 Krasnoyarsk, Severnoe Shosse, 23 "G"***
Share of Issuer in the Charter Capital of the legal entity (%): ***100%***

Company name: ***Limited Liability Company "Sibneft-Tomsk"***
Legal address: ***634009 Tomsk, Zaozerny Per., 1***
Postal address: ***634009 Tomsk, Zaozerny Per., 1***
Share of Issuer in the Charter Capital of the legal entity (%): ***100%***

Company name: ***JSC "Sibneft- Noybrskneftegas"***
Legal address: ***626726 Tyumen region, Yamalo-Nenesky autonomous district, Noybrsk, Lenina St., 59/87***
Postal address: ***626726 Tyumen region, Noybrsk, Lenina St., 59/87***
Share in the Charter Capital of the legal entity (%): ***99.3408 %***

Company name: ***JSC "Sibneft-Omsknefteprodukt"***
Legal Address: ***644099 Omsk-99, Frunze St., 54***
Postal address: ***644099 Omsk-99, Frunze St., 54***
Share of Issuer in the Charter Capital of the legal entity (%): ***78.4552 %***

Company name: ***JSC "Sibneft-Omsk Oil Refinery "***
Legal address: ***Russian Federation, Omsk, Goubkina prospect, 1***
Postal address: ***Russian Federation, 644040 Omsk -40, Goubkina prospect, 1***
***JSC "Sibneft-ONPZ"***
Share of Issuer in the Charter Capital of the legal entity (%): ***75.296 %***

Company name: ***Closed JSC "Compania mobilnaya karta (Kuzbass)"***
Legal address: ***652970 Russia, Kemerovskaya region, Tashtagol, Lenina St., 50***
Postal address: ***652970 Russia, Kemerovskaya region, Tashtagol, Lenina St., 50***

Share in the Charter Capital of the legal entity (%): *75 %*

Company name: ***Limited Liability Company "Sibneft-Noyabrsknefteprodukt"***
Legal address: ***626726 Tyumen region, Noyabrsk, promzona***
Postal address: ***626726 Tyumen region, Noyabrsk, promzona***
Share in the Charter Capital of the legal entity (%): *75 %*

Company name: ***JSC "Sibneft-Noybrskneftegasgeophizika"***
Legal Address: ***626726, Tyumen region, Yamalo-Nenesky autonomous district, Noybrsk, Promyshlennay zona***
Postal address: ***626726, Tyumen region, Noybrsk, Promyshlennay zona***
Share of Issuer in the Charter Capital of the legal entity (%): ***66.7 %***

Company name: ***Limited Liability Company "Radio ZS"***
Legal address: ***629810 YANAO, Noyabrsk, Izyskateley St., 51***
Postal address: ***629810 YANAO, Noyabrsk, P.O. Box 713***
Share of Issuer in the Charter Capital of the legal entity (%): ***51%***

Company name: ***Closed JSC "Sibneft-Ural"***
Legal Address: ***620102 Ekaterinburg, Shaumyana St., 73/16***
Postal address: ***620102 Ekaterinburg, Shaumyana St., 73/16***
Share of Issuer in the Charter Capital of the legal entity (%): ***51 %***

Company name: ***Closed JSC "Mediacenter-A7"***
Legal Address: ***Russian Federation,Omsk, 22 Dekabrya St., 98***
Postal address: ***Russian Federation,Omsk, 22 Dekabrya St., 98***
Share of Issuer in the Charter Capital of the legal entity (%): ***51 %***

Company name: ***Limited Liability Company "NI and PP "Inpetro"***
Legal Address: ***113035 Moscow, Sadovnicheskaya St., 71, bldg. 3***
Postal address: ***113035 Moscow, Sadovnicheskaya St., 71, bldg. 3***
Share of Issuer in the Charter Capital of the legal entity (%): ***51 %***

Company name: ***JSC "Sibneft-Barnaulnefteprodukt"***
Legal Address: ***656004 Barnaul, Karl Marx St., 124***
Postal address: ***656004 Barnaul, Karl Marx St., 124***
Share of Issuer in the Charter Capital of the legal entity (%): ***50.5 %***

Company name: ***Closed JSC "Airoport-Service"***
Legal address: ***633115 Novosibirsk region, Ob-4, airoport 4 "Tolmachevo"***
Postal address: ***633115 Novosibirsk region, Ob-4, airoport 4 "Tolmachevo"***
Share of Issuer in the Charter Capital of the legal entity (%): ***50.0013 %***

Company name: ***Limited Liability Company "Sibneft-Chukotka"***
Legal Address: ***689000 Chukotskiy autonomus district, Anadyr, Rultytegina St., 6***
Postal address: ***689000 Chukotskiy autonomus district, Anadyr, Rultytegina St., 6***
Share of Issuer in the Charter Capital of the legal entity (%): ***50 %***

Company name: ***Limited Liability Company "Sibneft-Yugra"***
Legal Address: ***628007 Khanty-Mansiysk, Mira St., 149***
Postal address: ***628007 Khanty-Mansiysk, Mira St., 149***
Share of Issuer in the Charter Capital of the legal entity (%): ***50 %***

Company name: ***JSC "Sverdlovsknefteprodukt"***
Legal address: ***620014 Ekaterinburg, 8 Marta St., 25***
Postal address: ***620014 Ekaterinburg, 8 Marta St., 25***
Share of Issuer in the Charter Capital of the legal entity (%): ***40.49 %***

Company name: ***Limited Liability Company "Sibneftenergo"***
Legal address: ***630099 Novosibirsk, Oktyabrskya St., 52***

Postal address: *630099 Novosibirsk, Oktyabrskya St., 52*
Share of Issuer in the Charter Capital of the legal entity (%): *19%*

Company name: *JSC "Tyumennefteprodukt"*
Legal address: *Tyumen, Uritskogo Str., 28*
Postal address: *625000, Tyumen, Lenina Str., 67*
Share of Issuer in the Charter Capital of the legal entity (%): *16.55 %*

Company name: *JSC "Ekaterinburg Oil Products Company"*
Legal address: *620100 Ekaterinburg, 5 km of Siberian highway*
Postal address: *620100 Ekaterinburg, 5 km of Siberian highway*
Share of Issuer in the Charter Capital of the legal entity (%): *14.97 %*

Company name: *Closed JSC "TV6 REGION"*
Legal address: *103030 Moscow, Dolgoroukovskaya St., 33, bldg. 8*
Postal address: *103030 Moscow, Dolgoroukovskaya St., 33, bldg. 8*
Share of Issuer in the Charter Capital of the legal entity (%): *12.5 %*

**25. Share in Charter Capital of JSC Sibneft of all juridical persons in which the issuer is owner of more than 5% of Charter Capital and also share of their officials in Charter Capital of Issuer:**

25.1 Company name: *Limited Liability Company "Sibneft-AZS Service"*
Legal address: *109004, Moscow, Bolshaya Kommunisticheskaya St., 38, bld. 1*
Postal address: *109004, Moscow, Bolshaya Kommunisticheskaya St., 38, bld. 1*
Share of Issuer in the Charter Capital of the legal entity (%): *100%*
Share of the legal entity in the Charter Capital of Issuer: *No shares*

25.2 Company name: *Closed JSC "Kuzbassnefteprodukt"*
Legal address: *654018 Kemerovo region, Novokuznetck, Polevaya St., 1*
Postal address: *654018 Kemerovo region, Novokuznetck, Polevaya St., 1*
Share of Issuer in the Charter Capital of the legal entity (%): *100%*
Share of the legal entity in the Charter Capital of Issuer: *No shares*

25.3 Company name: *Closed JSC "Sibneftavia"*
Legal address: *125040 Moscow, Verchnaya St., 34*
Postal address: *125040 Moscow, Verchnaya St., 34*
Share of Issuer in the Charter Capital of the legal entity (%): *100 %*
Share of the legal entity in the Charter Capital of Issuer: *No shares*

25.4 Company name: *JSC "Sibneft-Siberia"*
Legal Address: *625048 Russia, Tyumen, Kharkovskaya St., 59*
Postal address: *625048 Russia, Tyumen, Kharkovskaya St., 59*
Share of Issuer in the Charter Capital of the legal entity (%): *100%*
Share of the legal entity in the Charter Capital of Issuer: *No shares*

25.5 Company name: *Limited Liability Company "Club Zariche"*
Legal address: *109017 Moscow, Pyatniskay St., 46, bldg.1*
Postal address: *109017 Moscow, Pyatniskay St., 46, bldg.1*
Share of Issuer in the Charter Capital of the legal entity (%): *100 %*
Share of the legal entities in the Charter Capital of Issuer: *No shares*
Officials:

25.5.1 *Goncharova Marina Alekseevna*
Function of official: *individual executive body*
Share in the Charter Capital of Issuer: *0 %*

25.6 Company name: *Sib Finance B.V.*
Legal address: *Herengracht 548, 1017CG Amsterdam, The Netherlands*
Postal address: *Herengracht 548, 1017CG Amsterdam, The Netherlands*
Share of Issuer in the Charter Capital of the legal entity (%): *100%*

Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.7 Company name: ***Limited Liability Company "Khantos"t***
Legal Address: ***628007 Khanty-Mansiysk, Mira St., 149***
Postal address: ***628007 Khanty-Mansiysk, Mira St., 149***
Share of Issuer in the Charter Capital of the legal entity (%): ***100 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.8 Company name: ***Limited Liability Company "Sibneft-Krasnoyarsknefteproduct"***
Legal address: ***660049 Krasnoyarsk, Severnoe Shosse, 23 "G"***
Postal address: ***660049 Krasnoyarsk, Severnoe Shosse, 23 "G"***
Share of Issuer in the Charter Capital of the legal entity (%): ***100%***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.9 Company name: ***Limited Liability Company "Sibneft-Tomsk"***
Legal address: ***634009 Tomsk, Zaozerny Per., 1***
Postal address: ***634009 Tomsk, Zaozerny Per., 1***
Share of Issuer in the Charter Capital of the legal entity (%): ***100%***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.10 Company name: ***JSC "Sibneft-Noyabrskneftegas"***
Legal Address: ***626726 Tyumen region, Yamalo-Nenesky autonomous district, Noybrsk, St. Lenina, 59/87***
Postal address: ***626726 Tyumen region, Noybrsk, St. Lenina, 59/87***
Share of Issuer in the Charter Capital of the legal entity (%): ***99.3408 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***
Officials:

25.10.1 ***Link Yuriy Aleksandrovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.10.2 ***Mukhametzyanov Reval Nurlygayanovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0.00167 %***

25.10.3 ***Matevosov Andrey Rafaelovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.10.4 ***Stavskiy Mikhail Efimovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.10.5 ***Kovalchuk Olga Konstantinovna***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.10.6 ***Stavskiy Mikhail Efimovich***
Function of official: ***Individual executive body***
Share in the Charter Capital of Issuer: ***0 %***

25.11 Company: ***JSC "Sibneft-Omsknefteprodukt"***
Legal address: ***644099 Omsk-99, Frunze St., 54***
Postal address: ***644099 Omsk-99, Frunze St., 54***
Share of Issuer in the Charter Capital of the legal entity (%): ***78.4552 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***
Officials:

25.11.1 ***Pokoev Aleksandr Panteleevich***
Function of official: ***Individual executive body***

Share in the Charter Capital of Issuer: *0.000758 %*

25.11.2 *Baibus Vladimir Valentinovich*
Function of official: *Member of Board of Directors*
Share in the Charter Capital of Issuer: *0 %*

25.11.3 *Kovalchuk Olga Konstantinovna*
Function of official: *Member of Board of Directors*
Share in the Charter Capital of Issuer: *0 %*

25.11.4 *Komarov Andrey Borisovich*
Function of official: *Member of Board of Directors*
Share in the Charter Capital of Issuer: *0 %*

25.11.5 *Pokoev Aleksandr Panteleevich*
Function of official: *Member of Board of Directors*
Share in the Charter Capital of Issuer: *0.000758 %*

25.11.6 *Alexandrov Georgy Viktorovich*
Function of official: *Member of Board of Directors*
Share in the Charter Capital of Issuer: *0 %*

25.12 Company name: *JSC "Sibneft-Omsk Oil Refinery"*
Legal address: *Russian Federation, Omsk, Goubkina prospect, 1*
Postal address: *Russian Federation, 644040 Omsk -40, Goubkina prospect, 1 JSC "Sibneft-Omsk Oil Refinery"*
Share of Issuer in the Charter Capital of the legal entity (%): *75.296 %*
Share of the legal entity in the Charter Capital of Issuer: *No shares*
Officials:

25.12.1 *Sarvarov Ildus Irekovich*
Function of official: *Individual executive body*
Share in the Charter Capital of Issuer: *0.000147 %*

25.12.2 *Martynov Sergey Vaycheslavovich*
Function of official: *Member of Board of Directors*
Share in the Charter Capital of Issuer: *0 %*

25.12.3 *Kovalchuk Olga Konstantinovna*
Function of official: *Member of Board of Directors*
Share in the Charter Capital of Issuer: *0 %*

25.12.4 *Sukharkova Evgeniya Nokolaevna*
Function of official: *Member of Board of Directors*
Share in the Charter Capital of Issuer: *0 %*

25.12.5 *Sarvarov Ildus Irekovich*
Function of official: *Member of Board of Directors*
Share in the Charter Capital of Issuer: *0.000147 %*

25.12.6 *Alexandrov Georgy Viktorovich*
Function of official: *Member of Board of Directors*
Share in the Charter Capital of Issuer: *0 %*

25.13 Company name: *Closed JSC "Compania mobilnaya karta (Kuzbass)"*
Legal address: *652970 Russia, Kemerovskaya region, Tashtagol, Lenina St., 50*
Postal address: *652970 Russia, Kemerovskaya region, Tashtagol, Lenina St., 50*
Share in the Charter Capital of the legal entity (%): *75 %*
Share of the legal entity in the Charter Capital of Issuer: *No shares*

25.14 Company Name: ***Limited Liability Company "Sibneft-Noyabrsknefteprodukt"***
Legal Address: ***626726 Tyumen region, Noyabrsk, Promyshlennaya zona***
Postal address: ***626726 Tyumen region, Noyabrsk, Promyshlennaya zona***
Share of Issuer in the Charter Capital of the legal entity (%): *75 %*
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.15 Company name: ***JSC "Sibneft-Noyabrskneftegazgeophizika"***
Legal address: ***626726 Tyumen region, Yamalo-Nenesky autonomous district, Noybrsk, Promyshlennay zona***
Postal address: ***626726, Tyumen region, Noybrsk, Promyshlennay zona***
Share of Issuer in the Charter Capital of the legal entity (%): ***66.704 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***
Officials:

25.15.1 ***Pasechnik Mikhail Petrovich***
Function of official: ***Individual executive body***
Share in the Charter Capital of Issuer: ***0.000169 %***

25.15.2 ***Leshko Alla Ivanovna***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.15.3 ***Mukhamedzyanov Reval Nurlygayanovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0.00167 %***

25.15.4 ***Palekhova Nataliya Nikolaevna***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.15.5 ***Rumyantceva Tatyana Ivanovna***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.15.6 ***Tipikin Svyatoslav Igorevich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0.000043 %***

25.15.7 ***Khrapov Konstantin Nikolaevich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.15.8 ***Krasnevskiy Yuriy Sergeevich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.15.9 ***Stepanenko Konstantin Nikolaevich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0 %***

25.15.10 ***Pasechnik Mikhail Petrovich***
Function of official: ***Member of Board of Directors***
Share in the Charter Capital of Issuer: ***0.000169 %***

25.16 Company name: ***Limited Liability Company "Radio-ZS"***
Legal address: ***629810 YANAO, Noybrsk, Izyskateley St., 51***
Postal address: ***629810 YANAO, Noyabrsk, P.O.Box 713***
Share of Issuer in the Charter Capital of the legal entity (%): ***51 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.17 Company name: *Closed JSC "Sibneft-Ural"*
Legal address: ***620102 Ekaterinburg, Shaumyana St., 73/16***
Postal address: ***620102 Ekaterinburg, Shaumyana St., 73/16***
Share of Issuer in the Charter Capital of the legal entity (%): ***51 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.18 Company name: *Closed JSC "Mediacenter-A7"*
Legal Address: ***Russian Federation,Omsk, 22 Dekabrya St., 98***
Postal address: ***Russian Federation,Omsk, 22 Dekabrya St., 98***
Share of Issuer in the Charter Capital of the legal entity (%): ***51 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***
Officials:

25.19 Company name: ***Limited Liability Company "NI and PP "Inpetro"***
Legal address***: 113035 Moscow, Sadovnicheskaya St., 71, bldg. 3***
Postal address: ***113035 Moscow, Sadovnicheskaya St., 71, bldg. 3***
Share of Issuer in the Charter Capital of the legal entity (%): ***51 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.20 Company name: ***JSC "Sibneft-Barnaulnefteprodukt"***
Legal Address: ***656004 Barnaul, Karl Marx St., 124***
Postal address: ***656004 Barnaul, Karl Marx St., 124***
Share of Issuer in the Charter Capital of the legal entity (%): ***50.5%***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.21 Company name: ***Limited Liability Company "Sibneft-Yugra"***
Legal Address***: 628007 Khanty-Mansiysk, Mira St., 149***
Postal address: ***628007 Khanty-Mansiysk, Mira St., 149***
Share of Issuer in the Charter Capital of the legal entity (%): ***50 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.22 Company name: ***Limited Liability Company "Sibneft-Chukotka"***
Legal address***: 689000 Chukotskiy autonomus district, Anadyr, Rultytegina St., 6***
Postal address: ***689000 Chukotskiy autonomus district, Anadyr, Rultytegina St., 6***
Share of Issuer in the Charter Capital of the legal entity (%): ***50 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.23 Company name: ***Closed JSC "Airoport-Service"***
Legal address: ***633115 Novosibirsk region, Ob--4, airoport 4 "Tolmachevo"***
Postal address: ***633115 Novosibirsk region, Ob--4, airoport 4 "Tolmachevo"***
Share of Issuer in the Charter Capital of the legal entity (%): ***50 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.24 Company name: ***JSC "Sverdlovsknefteprodukt"***
Legal address: ***620014 Ekaterinburg, 8th March St., 25***
Postal address: ***620014 Ekaterinburg, 8th March St., 25***
Share of Issuer in the Charter Capital of the legal entity (%): ***40.49 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.25 Company name***: Limited Liability Company "Sibneftenergo"***
Legal address: ***630099 Novosibirsk, Oktyabrskya St., 52***
Postal address: ***630099 Novosibirsk, Oktyabrskya Str., 52***
Share of Issuer in the Charter Capital of the legal entity (%): *19%*
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.26 Company name: ***JSC "Tyumennefteprodukt"***
Legal address: ***Tyumen, Uritskogo Str., 28***
Postal address: ***625000, Tyumen, Lenina Str., 67***
Share of Issuer in the Charter Capital of the legal entity (%): ***16.55 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

Officials:

25.27 Company name: *JSC "Ekaterinburg Oil Products Company"*
Legal address: ***620100 Ekaterinburg, 5 km of Siberian highway***
Postal address: ***620100 Ekaterinburg, 5 km of Siberian highway***
Share of Issuer in the Charter Capital of the legal entity (%): ***14.97 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

25.28 Company name: ***Closed JSC "TV6 REGION"***
Legal address: ***103030 Moscow, Dolgorukovskaya St., 33, bldg. 8***
Postal address: ***103030 Moscow, Dolgorukovskaya St., 33, bldg. 8***
Share of Issuer in the Charter Capital of the legal entity (%): ***12.5 %***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

**26. Other affiliates of Issuer.**
26.1 Company name: ***Sibneft Oil Trade Company Limited***
Legal address: ***3 Floor, Omar Hodge Building, Wickhams Cay I, P.O. Box 362, Road Town, Tortola, British Virgin Islands***
Postal address: ***3 Floor, Omar Hodge Building, Wickhams Cay I, P.O. Box 362, Road Town, Tortola, British Virgin Islands***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.2 Company name: ***Open Joint-Stock Company Medical Insurance Company "Panaceya"***
Legal address: ***626726 Russian Federation, Tyumen region, Noyabrsk, Sovetskaya St., 86***
Postal address: ***626726 Russian Federation, Tyumen region, Noyabrsk, Sovetskaya St., 86***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.3 Company name: ***Limited Liability Company "Noyabrskneftespetcstroy"***
Legal Address: ***626726 Russian Federation, Tyumen region, Noyabrsk, promzona***
Postal address: ***626726 Russian Federation, Tyumen region, Noyabrsk, promzona***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.4 Company name: ***JSC "Factory of ceramic and construction materials "***
Legal Address: ***Russian Federation, Tyumen region, Yamalo-Nenetckiy Autonomous District, Noyabrsk***
Postal address: ***Russian Federation, Tyumen region, Yamalo-Nenetckiy Autonomous District, Noyabrsk***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.5 Company name: ***Open JSC "NoyabrskAUTOservice"***
Legal Address: ***Russian Federation, Tyumen region, Yamalo-Nenetckiy Autonomous District, Noyabrsk, promzona***
Postal address: ***Russian Federation, Tyumen region, Yamalo-Nenetckiy Autonomous District, Noyabrsk, promzona***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.6 Company name: ***Closed JSC "Publishing house "Blagovest"***
Legal address: ***Russia, Tyumen region, Yamalo-Nenetckiy Autonomous District, Noyabrsk, Prospekt Mira, 78A***
Postal address: ***Russia, Tyumen region, Yamalo-Nenetckiy Autonomous District, Noyabrsk, Prospekt Mira, 78A***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter of Issuer: ***No shares***

26.7 Company name: ***Limited Liability Company "Constructing-and-mounting trust"***
Legal address: ***Russia, Tyumen region, Yamalo-Nenetckiy Autonomous District, Noyabrsk, Prospekt Mira, 51***

Postal address: ***Russia, Tyumen region, Yamalo-Nenetckiy Autonomous District, Noyabrsk, Prospekt Mira, 51***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter of Issuer: ***No shares***

26.8 Company name: ***Limited Liability Company "Noyabrskiy oil and gas development institute "Noyabrskneftegasproekt"***
Legal address: ***626726 Russia, Tyumen region, Noyabrsk, Lenina St., 49***
Postal address: ***626726 Russia, Tyumen region, Noyabrsk, Lenina St., 49***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.9 Company name: ***Limited Liability Company "Neftechimstroy"***
Legal address: ***644040 Russia, Omsk-40, prospekt Gubkina, 1***
Postal address: ***644040 Russia, Omsk-40, prospekt Gubkina, 1***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.10 Company name: ***Limited Liability Company "Center of food and trading"***
Legal address: ***644040 Russia, Omsk, Neftezavodskaya St., 1***
Postal address: ***644040 Russia, Omsk, Neftezavodskaya St., 1***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.11 Company name: ***Limited Liability Company "Interer-plus"***
Legal address: ***644040 Russia, Omsk -40, prospekt Gubkina, 1***
Postal address: ***644040 Russia, Omsk -40, prospekt Gubkina, 1***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.12 Company name: ***Limited Liability Company "Neftechimremont"***
Legal address: ***644040 Russia, Omsk -40, prospekt Gubkina, 1***
Postal address: ***644040 Russia, Omsk -40, prospekt Gubkina, 1***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.13 Company name: ***Limited Liability Company "Maintenance station Virazh"***
Legal address: ***Russia, Omsk, village Karer, 817 km of Novosibirskiy highroad***
Postal address: ***Russia, Omsk, village Karer, 817 km of Novosibirskiy highroad***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.14 Company name: ***Limited Liability Company "Maintenance station № 32"***
Legal address: ***Russia, Omsk, 3-ya Molodezhnaya St., 12a***
Postal address: ***Russia, Omsk, 3-ya Molodezhnaya St., 12a***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.15 Company name: ***Limited Liability Company "Technical center "Kulomzinskiy"***
Legal address: ***Russia, Omsk, Melnichnaya St., 134***
Postal address: ***Russia, Omsk, Melnichnaya St., 134***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.16 Company name: ***Limited Liability Company "Product-technical firm "Nefteproductservice"***
Legal address: ***644024 Russia, Omsk, 10 let Oktyabrya St., 33***
Postal address: ***644024 Russia, Omsk, Frunze St., 54***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.17 Company name: ***Limited Liability Company "PromService"(before renaming LLC "Sibneft-Service")***

Legal address: ***Russian Federation, Yamalo-Nenetskiy autonomous district, Muravlenko, promzona***
Postal address: ***626601 Russian Federation, Yamalo-Nenetskiy autonomous district, Muravlenko, promzona***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.18 Company name: ***Limited Liability Company "Service Boring Company" (before renaming - "Sibneft-Burenie")***
Legal address: ***Russian Federation, Tyumen region, Yamalo-Nenetskiy autonomous district, Noyabrsk, promzona***
Postal address: ***629807 Russian Federation, Tyumen region, Yamalo-Nenetskiy autonomous district, Noyabrsk, promzona***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.19 Company name: ***Limited Liability Company "Kapitalny remont skvazhin – Service" (before renaming – LLC "Sibneft- Administration of pull-out of holes ")***
Legal address: ***Russian Federation, YANAO, Noyabrsk, promzona***
Postal address: ***629807 Russian Federation, YANAO, Noyabrsk, promzona***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

26.20 Company name: ***Limited Liability Company "Yamalenergoremont"***
Legal address: ***629809, Tyumen region, Yamalo-Nenetskiy autonomous district, Noyabrsk, promzona***
Postal address: ***629809, Tyumen region, Yamalo-Nenetskiy autonomous district, Noyabrsk, promzona***
Share of Issuer in the Charter Capital of the legal entity (%): ***No shares***
Share of the legal entity in the Charter Capital of Issuer: ***No shares***

**27. Issuer's Share in the Charter Capital of other affiliates.**
***Please see articles 24, 25, 26***

**28. Share of affiliates, their founders and officers in Issuer's Charter Capital.**
***Please see article 24, 25, 26***

**29. Individuals owning more than 5% votes at the shareholders' meeting.**
Company name: ***Closed JSC "ING BANK (EURASIA) CJSC" (Nominee)***
Share: ***22.296 %***

Company name: ***JSC "West-Siberian Depository"(Nominee)***
Share: ***21.0889 %***

Company Name: ***Closed JSC "ABN AMRO BANK A.O." (Nominee)***
Share: ***19.5475 %***

Company name: ***Non-profit partnership "NATIONAL DEPOSITORY CENTER" (Nominee)***
Share: ***14.8602 %***

Company name: ***Limited Liability Company "DEUTSCHE BANK" (Nominee)***
Share: ***12.7851 %***

Company name: ***Closed JSC "Depository-Clearing Company" (Nominee)***
Share: ***5.6655 %***

**30. Issuer's Share in industrial, banking and financial groups, holdings, corporations and associations.**

Full name: ***"Russian Marketing Association"***
Function of the Issuer: ***Member of Association***

Full name: *Non-profit partnership «Siberian hockey corporation»*
Function of the Issuer: *The partnership co-founder*

Full name: *Autonomous non-profit organization "Professional football club "Irtysh"*
Function of the Issuer: *The partnership co-founder*

Full name: *Non-profit partnership "Western-Siberian investments center"*
Function of the Issuer: *The partnership co-founder*

**31. Branches and representative offices of the Issuer.**

Full name: *Moscow branch*
Legal address: *109017, Moscow, Bolshoy Tolmachevskiy pereulok, 3*
Postal address: *113035, Moscow, Sadovnicheskaya St., 4*
Full name of the manager: *Goncharova Marina Alekseevna*
Opening date: *August 16, 1996*
Power of attorney validity: *till April 1, 2002*

Full name: *Tyumen branch*
Legal address: *625048 Tyumen, Kharkovskaya St., 59*
Postal address: *625048 Tyumen, Kharkovskaya St., 59*
Full name of the manager: *Khoroshilov Fedor Vladimirovich*
Opening date: *April 1, 1996*
Power of attorney validity: *till March 31, 2002*

Full name: *Yamalsk representative office*
Legal address: *626600 Tyumen region, Yamalo-Nenetskiy Autonomous District, Salekhard, Obskaya St., 20.*
Postal address: *626600 Tyumen region, Yamalo-Nenetskiy Autonomous District, Salekhard, Obskaya St., 20.*
Full name of the manager: *Syrykh Viktor Matveevich*
Opening date: *April 29, 1996*
Power of attorney validity: *till October 01, 2002*

Full name: *Noyabrsk branch*
Legal address: *Yamalo-Nenetskiy Autonomous District, Noyabrsk*
Postal address: *Yamalo-Nenetskiy Autonomous District, Noyabrsk*
Full name of the manager: *Elfimov Vladimir Alekseevich*
Opening date: *September 6, 2000*
Power of attorney validity: *till March 01, 2002*

**32. Issuer's personnel.**

Average number of employees including employees working in branches and representative offices for the accounting period: *579*

**33. Description of the basic types of the activities of the Issuer.**

***Oil production and refining in the Russian Federation is basically carried out by a number of Vertically Integrated Companies such as LUKoil, YUKOS, Surgutneftegas, Tatneft, Sidanco, Tyumenskaya Neftyanaya Companiya, Sibneft, Rosneft and others.***

***Sibneft's operations span the range of activities including:***

- ***oil and gas exploration, development and production;***
- ***oil refining;***
- ***oil and refined products selling.***

***The main types of Sibneft's activities:***

- ***crude oil, gas;***
- ***refined oil products.***

***Sources of raw materials and services:***

***"Sibneft" and its subsidiary JSC "Sibneft-Noyabrskneftegas" own licenses for exploration of fields at the territory of YNAR, KMAR and Omsk region.***

***JSC "Sibneft" enlists its subsidiaries for execution of production and also makes use of services from the number of Russian and foreign contractors. The suppliers of material and technical resources are Russian and foreign producers.***

*The core raw material for JSC "Sibneft-Omsk Oil Refinery" is crude oil, produced by JSC "Sibneft-Noyabrskneftegas".*

*· Refined products distributed through JSC "Sibneft-Omsknefteproduct", JSC "Sibneft-Barnaulnefteproduct", Closed JSC "Kuzbassnefteproduct", JSC "Sverdlovsknefteprodukt", JSC "Ekaterinburgnefteprodukt" are the oil products produced by OJSC "Sibneft-Omsk Oil Refinery".*

*Major Markets:*

*Domestically the main consumer of crude oil sold by OJSC "Sibneft" is OJSC "Sibneft-Omsk Oil Refinery".*

*Sibneft sells refined products primarily in Omsk region, Kemerovo region, Altay region, Krasnoyarskiy region, Tyumen region (including Yamalo-Nenetskiy and Khanty-Mansiyskiy Autonomous Districts), Novosibirsk region, Sverdlovsk region, Tomsk region, Kurgan region, Irkutsk region.*

*Crude oil and refined products are also exported to the countries near and far abroad.*

*Working Capital Requirements:*

*Issuer is implementing strategy aimed at optimization of the working capital and inventory.*

*Seasonal operations:*

*Issuer's activities are not affected by the seasonal factor.*

*Main competitors:*

*Main competitors of OJSC Sibneft are vertically integrated Russian oil companies, Sibneft competes with these companies in the markets where it sells its refined products.*

**34. Investment's declaration. Description of the basic types of the activities of the Issuer.**

*Provided only by investment funds.*

**35. Strategy.**

*With the purpose of creation of the base for stable development, improving of competitiveness and increase of profit in the interest of all shareholders the Company is carrying out works on following priority directions:*

- *Capital consolidation and optimizing of a management structure at the expense of transition on one share.*
- *Completion of wide-ranging restructuring programme that provides reorganization of several service structures into independent subdivisions, sale of nonspecialized enterprises and transfer of social assets to municipal officials.*
- *Increase of capital investments into oil production.*
- *Increase of oil extraction.*
- *Intensification of work at the new*
- *Applying of advanced technologies, worked out together with Shlumberger, (horizontal drilling, hydrofracturing well restoration, kickoff second shafts)*
- *Supplementary exploration of reserves of oil by exploration drilling, carrying out 3D seismic studies, reconstruction and increase of output of low-performance and inoperative wells.*
- *Improving of quality of gasoline and diesel oil up to the perspective level at the expense of the implementation of sulphurous acid alkylation unit, catalic reforming unit with continuous catalyst regeneration.*
- *Improving of ecological situation at the technological units at the expense of the implementation of new technology of cleaning the soil and water from contaminating by oil refined products, decrease of energy consumption at the expense of implementation of power-saving technologies.*
- *Expansion of network of stationary and container patrol stations of European standards, developing and strengthening Company's position at the distribution market of oil products.*

*Accepted business plan for 2002 defines further development of priority directions of Company's main activities, increasing in oil-producing assets and maximum returning from capital assets, increasing of effectiveness and cost cutting.*

**36. Issuer Charter Capital.**

Amount of Charter Capital (RUR): *7 586 079.4224*

Distribution of Charter Capital by species of stocks:

Ordinary stocks:

Total amount (RUR): *7 586 079.4224*

Share in Charter Capital: *100 %*

Preferred stocks:
Total amount (RUR): *0*
Share in Charter Capital: *0 %*

**37. Government Participation in Sibneft's Charter Capital**
The Government share of Charter Capital of Issuer:
*No such shares*

The share of Issuer's Charter Capital that is in the State (municipal) ownership:
*No such shares*

The presence of the special rights on participation of the Russian Federation, subject of the Russian Federation in the management of Issuer ("gold share")
*No such rights*

**38. Declared shares.**
No such shares

**39. Essential agreements and obligations of Issuer.**

**40. The Issuer's obligations for share and convertible securities into shares**
*No obligation.*

**41. Information on sanctions imposed on Issuer, information on litigations and inspections.**
**Sanctions imposed on Issuer by the organs of government and by court for the last three financial years and for the current year.**
*No such sanctions.*

**Description of all current or finished litigations in the reporting period, which can essentially affect the activity of Issuer:**
*No such litigations.*

**Description of ground of all current or finished inspections in the reporting period of Issuer, which are conducted by the organs of government, and also audit of Issuer, which is conducted by request of shareholders:**
*No such inspections.*

**42. Material information (events, activities) for the reporting period.**

Date of fact's occurrence (actions): **10.01.2002**
Code: **0100146A10012002**

Hereby JSC Sibneft informs that some changes have occurred in the list of legal entities in which the Issuer has a share.
Full name of the legal entity in which Issuer has sold the share:
Limited Liability Company "Podolsknefteprodukt"
Legal address: 142101, Moscow region, Podolsk, Neftebazovskiy Pr., 5
Postal address: 142101, Moscow region, Podolsk, Neftebazovskiy Pr., 5
Share of the Issuer in the Charter Capital of the legal entity:
Before changing – 100%
After changing – 0%

Date of the changing: 10.01.2002

Vice President E.Y.Poltorak

Date of fact's occurrence (actions): **17.01.2002**
Code: **0100146A17012002**

Hereby JSC Sibneft informs that some changes have occurred in the list of legal entities in which the Issuer has a share.
Full name of the legal entity in which Issuer has acquired the share:
Limited Liability Company "Sibneft-Tomsk"
Legal address: 634009, Tomsk, Zaozerniy Per., 1
Postal address: 634009, Tomsk, Zaozerniy Per., 1
Share of the Issuer in the Charter Capital of the legal entity:
Before changing – 0%
After changing – 100%

Date of the changing: 17.01.2002

Vice President E.Y.Poltorak

Date of fact's occurrence (actions): **04.02.2002**
Code: **0100146A04022002**

Hereby JSC Sibneft informs that some changes have occurred in the list of legal entities in which the Issuer has a share.
Full name of the legal entity in which Issuer has sold the share:
Limited Liability Company "Sibneft-Krasnoyarsknefteprodukt"
Legal address: 660049, Krasnoyarsk, Severnoe Sh.,23, "G"
Postal address: 660049, Krasnoyarsk, Severnoe Sh.,23, "G"
Share of the Issuer in the Charter Capital of the legal entity:
Before changing – 0%
After changing – 100%

Date of the changing: 04.02.2002

Vice President E.Y.Poltorak

Date of fact's occurrence (actions): **07.02.2002**
Code: **0100146A07022002**

Hereby JSC Sibneft informs that there was made an unanimous decision on the Board of Directors Meeting dated 6 February 2002 of entering into the major deal, the total cost of which, including principal amount, interest, fees and expenses, exceeded 25% but not more than 50% of the balance assets of the Company at the date of making decision and amounted at about 480 000 000 USD. According to the decision of the Board of Directors Meeting JSC Sibneft will enter into Facility Agreement and relevant Agreements for attracting loan in the amount of 300 000 000 USD, for the term of 5 years with fixed interest rate of 11,5% annual. Funds will be used for the repaying of existed short-term debt and for reinforcement of the working capital. The lender - bank "Salomon Brothers AG" finances the loan through the issue of the bonds of the participation in the loan with fixed income which are placed in the international capital market.

Vice President E.Y.Poltorak

Date of fact's occurrence (actions): **14.03.2002**
Code: **0100146A14032002**

Hereby JSC Sibneft informs of the decision to increase the eurobond issue program because of successful issue on February about what there was made an unanimous decision on the Board of Directors Meeting dated 13 March 2002 of increasing the amount of deal up to 400 000 000 USD by signing supplementary agreements to loan agreement signed earlier. Totally, the cost of the deal, including principal amount, interest, fees and expenses amounted at about 640 000 000 USD (which exceeded 25% but not more than 50% of the balance assets of the Company).
The lender - bank "Salomon Brothers AG" finances the loan through the extra issue of the bonds with the participation in the loan with fixed income in the form of half-year coupon at the rate of 10,96%.

Vice President E.Y.Poltorak

Date of fact's occurrence (actions): **19.03.2002**
Code: **0100146A19032002**

Hereby JSC Sibneft informs of entering into two interconnected deals, the total amount of which exceeds 25% but not more than 50% of the balance assets. Decisions to enter into these deals were made on the Board of Directors Meetings dated 06 February 2002 and 13 March 2002, which was announced earlier. Totally, the cost of the deal, including principal amount, interest, fees and expenses amounted at about 640 000 000 USD.
The lender - bank "Salomon Brothers AG" finances the loan through the issue of the bonds with the participation in the loan with fixed income in the form of half-year coupon.

Vice President E.Y.Poltorak

**43. Information on reorganization of the Issuer, its subsidiariesand affiliates.**
***According to the decisions of Extraordinary Shareholder's Meetings dated 17 August, 2001, and 01 December, 2001, there was the reorganization of JSC Sibneft in the form of accession of the following companies: LLC "Olivesta", LLC "Vester", LLC "Terra".***
***JSC Sibneft is the assignee of above mentioned companies in accordance with the Amendments and supplements to the Charter of JSC Sibneft, confirmed by the decision of Extraordinary Shareholder's Meetings dated 01 December, 2001.***
***Within the I quarter there was not any reorganization of the issuer, his affiliates and related companies.***

**44. Additional material information.**

## B. Business and Financial Overview

**45. Annual consolidated financial statements for the past three years.**
*Not published*

**46. Financial statements on reporting quarter.**
*Please see Appendix*

**47. Facts, which have entailed increase or decrease of assets of the Issuer by more than 10% in the reporting quarter**

Date of fact's occurrence (actions): ***30.04.2002***

Description: ***According to the financial statement:***

***Value of assets on the results of 2001 was 51.283.690 thousand roubles.***

***Value of assets on the end of I quarter 2002 was 58.246.721 thousand roubles.***

***Value of assets increased by 6.963.031 thousand roubles or 13,58 per cent within I quarter 2001 due to increase in incompleted construction, resources and VAT relevant to this assets, and also to increase in receivables, shot term investments and funds.***

Absolute difference of value of assets on the date which is the end of the reporting quarter in comparison with value of assets on the date which is the end of the previous quarter: ***6 963 031 thousand rubles.***

Value of assets on the date which is the end of the previous quarter: ***51 283 690 thousand rubles***

Value of assets on the date which is the end of the reporting quarter: ***58 246 721 thousand rubles***

**Facts, which have entailed increase or decrease of assets of the Issuer by more than 10% in the IV quarter 2001**

***Mentioned facts were not existed.***

**48. Facts, which have entailed increase of profit (loss) of the Issuer by more than 20% in the reporting quarter in comparison with the previous quarter**

Date of fact's occurrence (actions): ***30.04.2002***

Description: ***According to the financial statement of Sibneft's activity for I quarter 2002 the loss amounted 317.979 thousand roubles.***

***Value of profit for 2001 amounted 1.750.430 thousand roubles.***

***Profit for IV quarter 2001 amounted 55.348 thousand roubles.***

***The loss of I quarter 2002 occurred due to decrease in the amount of proceeds and increase in non-business expenses.***

Absolute difference of profit (loss) of the issuer on the date which is the end of the reporting quarter in comparison with profit (loss) of the issuer on the date which is the end of the previous quarter***: -317 327 thousand rubles***.

Profit (loss) of the issuer on the date which is the end of the previous quarter: ***55 348 thousand rubles***

Profit (loss) of the issuer on the date which is the end of the reporting quarter: ***-317 979 thousand rubles***

**Facts, which have entailed increase of profit (loss) of the Issuer by more than 20% in the IV quarter in comparison with the III quarter 2001**

Date of fact's occurrence (actions): ***29.03.2002***

Description: ***Value of profit for two quarters of 2001 amounted 1.290.549 thousand roubles.***

***Value of profit for three quarters of 2001 amounted 1.695.082 thousand roubles.***

***Profit for III quarter 2001 amounted 404.533 thousand roubles.***

***Value of profit for 2001 amounted 1.750.430 thousand roubles.***

***Profit for IV quarter 2001 amounted 55.348 thousand roubles.***

***The decrease in profit for IV quarter 2001 amounted 349.185 thousand roubles and occurred due to decrease in the amount of proceeds and increase in non-business expenses.***

Absolute difference of profit (loss) for IV quarter 2001 in comparison with profit (loss) of the issuer for III quarter 2001***: -349 185 thousand rubles***.

Profit (loss) of the issuer for III quarter 2001: ***404 533 thousand rubles***

Profit (loss) of the issuer for IV quarter 2001: ***55 348 thousand rubles***

**49. Information on accumulation and distribution of the Reserve and other special funds of the Issuer.**

***The Reserve Fund amounts to RUR 1 083 935, the funds have not been used within the reporting period. According to the Federal Law No. 208-ФЗ, dated 26 December 1995, the amount of Company's Reserve Fund should be determined in the Company's Charter but shouldn't be less than 5% of the Charter Capital. Due to the increase in the Charter Capital (changes registered by Resolution OGRP №229-n dated May 19, 1999) the Reserve Fund should amount to RUR 1 137 912, currently the Reserve Fund is not fully accumulated.***

***The Subsidiaries Support Fund amounts to RUR 818 796 000. During the reporting period funds have not been used.***

**50. Transactions, which took place in the reporting quarter, to the amount larger than 10% of the value of**

**assets at the end of the previous quarter**

50.1 Date of execution of transaction: **13.02.2002**

***Subject and description of transaction***: Pursuant to decisions of the Board of Directors of the Company dated 06 February 2002 and 13 March 2002 it was made the transaction, that amounted more than 10% of the Issuer assets. Pursuant to the executed loan agreement it was obtained the loan in the amount of 400 mln USD.

The financing of the loan was made by the bank "Salomon Brothers AG" through the issue of the bonds of participation with the loan with fixed income in the form of half-year coupon at the rate of 10.96%.

Total amount (cost) of funds received (expended) by the Issue under transaction:
***(RUR) 12 447 680 000***

Share in the assets of the Issue of the amount (cost) of funds received (expended) by the Issue under transaction:
***24.27%***

Counterparts and beneficiary parties under transaction:

50.1.1 Name: ***Salomon Brothers AG***
Postal address: ***Euro tower Raiserstrasse 29 60311 Frankfurt am Main Federal Republic of Germany***
Telephone number:***4189992***
Fax:

Persons, who are an interested party on this transaction in accordance with the Law of Russian Federation:
***There were no interested persons***

Authorized body of the Issue, which has made the decision of entering into deal:
***The Board of Directors of JSC Sibneft***

The date of making decision to enter into deal: ***06.02.2002***

**51. Information on the distribution of the finance raised by the issues of securities.**
***No such distributions***

**52. Loans, obtained by the Issuer and its subsidiaries in the reporting quarter.**

Information on the value of loans obtained by the Issuer on the date of the reporting quarter ending:

| Indicator | On the beginning of the year | Received | Repaid | On the end of the reporting quarter |
|---|---|---|---|---|
| | ***RUR*** | ***RUR*** | ***RUR*** | ***RUR*** |
| Long-term bank loans | | | | |
| including overdue loans | | | | |
| Other long-term loans | | | | |
| including overdue loans | | | | |
| Short-term bank loans | | | | |
| including overdue loans | | | | |
| Bank loans for employees | | | | |
| including overdue loans | | | | |
| Other short-term loans | | | | |
| including overdue loans | | | | |

**53. Accounts payable and accounts receivable of the Issuer and its subsidiaries for the reporting quarter.**

Information on accounts receivable and accounts payable of the Issuer on the date of the reporting quarter

ending:

| Indicator | On the beginning of the year | Received | Repaid | On the end of the reporting quarter |
|---|---|---|---|---|
| | *RUR* | *RUR* | *RUR* | *RUR* |
| 1) Accounts receivable: | | | | |
| short term | | | | |
| including short term overdue | | | | |
| including overdue for more than 3 months | | | | |
| including: | | | | |
| long term | | | | |
| including long term overdue | | | | |
| including overdue more than 3 month | | | | |
| including: | | | | |
| TOTAL ACCOUNTS RECEIVABLE | | | | |
| 2) Accounts payable: | | | | |
| short term | | | | |
| including short term overdue | | | | |
| including overdue for more than 3 months | | | | |
| including: | | | | |
| long term | | | | |
| including long term overdue | | | | |
| including overdue for more than 3 months | | | | |
| including: | | | | |
| TOTAL ACCOUNTS PAYABLE | | | | |
| Security: | | | | |
| received | | | | |
| including security from third parties | | | | |
| including: | | | | |
| | | | | |
| issued | | | | |
| including security issued to third parties | | | | |
| including: | | | | |
| 3) Promissory notes: | | | | |
| Issued promissory notes | | | | |
| including overdue promissory notes | | | | |

| including: | | | | |
|---|---|---|---|---|
| | | | | |
| Received promissory notes | | | | |
| including overdue promissory notes | | | | |
| including: | | | | |
| | | | | |

**54. Financial investments of the Issuer.**

Information on the financial investments of the Issuer on the date of the reporting quarter ending:

| | **Investments on the date of the reporting quarter ending (RUR)** | | |
|---|---|---|---|
| | **Short term (less than 12 months)** | **Long term (more than 12 months)** | **Total** |
| Investments into securities of the Russian Federation | | | |
| Investments into securities of the subjects of the Russian Federation | | | |
| Investments into securities of institutions of local governing | | | |
| Investments into securities, shares of other companies | | | |
| Investments into bonds and other debt obligations | | | |
| Other loans | | | |
| | | | |
| Investments into subsidiaries of the Issuer | | | |
| Investments into affiliates of the Issuer | | | |

**Financial investments into companies that were liquidated in accordance with the legislation of the Russian Federation**

| **Company name** | **Liquidation date** | **Authority body that made decision on liquidation** | **Investments (RUR)** |
|---|---|---|---|
| | | | |
| Total | | | |

**Financial investments into companies that were declared bankrupt in accordance with the legislation of the Russian Federation**

| **Company name** | **Liquidation date** | **Authority body that made decision on liquidation** | **Investments (RUR)** |
|---|---|---|---|
| | | | |
| Total | | | - |
| Value of assets of the Issuer on the date of the reporting quarter ending (RUR) | | | |

**Financial investments into companies investments in which make up not less than 10% of assets of the Issuer on the date of the reporting quarter ending**

| **Company name** | **Investments (RUR)** | **Share in assets** |
|---|---|---|
| | | |
| Total | - | |

**55. Essential information on financial activities**

## C. Description of the Securities

**56. Issuer's shares.**

Issue No: *1*
Category: ***ordinary***
Form of security issue: ***registered, non-documentary***
Nominal value of one share (RUR): ***0.0016***

Number of shares: ***4 516 396 250***
Total amount of issue: ***7 226 234***

Information about state registration of issue:
Date of registration: ***October 17, 1995***
Registration number: ***52-1n-0796***
The Registrar: ***Finance Departments***

Type of placement: ***placement among founders***
Term of placement: ***from October 31, 1995 to May 31, 1997***

The state of issue: ***placement is completed***
Actual amount of securities placed in accordance with registered report: ***4 516 396 250***

Information about state registration of issue:
Data of registration: ***August 10, 1998***
The Registrar: ***Federal Securities Commission of the Russian Federation***

The Restriction on Circulation of the Securities (if any):
***The circulation of the Securities is not restricted***

The market information on issued securities:
***Shares are traded on the following markets: Russian trade system (RTS), Closed JSC "MISEX", non-profit partnership "Moscow Stock Exchange", non-profit partnership "Stock Exchange " St. Petersburg", as well as on the over-the-counter market.***

***Programme of American Depository receipts (ADR) of the first level***

***I. On April 20, 1999 JSC Sibneft obtained the permission of the SEC of the USA to issue ADR of the first level. Auction started on April 20, 1999 at 9 am New York time. The total value of the issue is 20 million ADR at the rate 1:10 (one ADR – 10 shares). Including the addition placement of shares, 20 million ADR is 4,2% of the Sibneft's Charter Capital.***

***II. On May 26, 2000 JSC Sibneft obtained the permission of the SEC of the USA to double the issue of ADR of the first level (for 4,2% or 20 million ADR). The total value of the issue is 40 million ADR, which is 8,4 % of the Charter Capital of JSC Sibneft, at the rate 1:10 (one ADR – 10 shares).***

***The depository bank is The Bank of New York.***
***The registration of ADRs will allow foreign investors to effect stock transaction with Sibneft's securities on external markets by International standards. That will lead to the following development of the securities market of the Company.***
***ADR are traded on Frankfurt Stock Exchange and Berlin Stock Exchange.***
***From 3 November 2000 ADRs are traded on NEWEX in segment NX.plus.***

Additional relevant information on the issued securities:
Issue No: ***2***
Category: ***ordinary***
The form of share issue: ***registered, non-documentary***
Nominal value of one share (RUR): ***0.0016***
Number of shares: ***224 903 389***
Total amount of issue: ***359 845.4224***

Information about state registration of issue:
Date of registration: *December 16, 1998*
Registration number: *1-02-00146-A*
The Registrar: *Federal Securities Commission of the Russian Federation*

Type of placement: *closed subscription*
Term of placement: *from January 14, 1999 to March 16, 1999*

The state of issue: *placement is completed*
Actual amount of security placed in accordance with registered report: *224 903 389*

Information about state registration of issue:
Data of registration: *April 26, 1999*
The Registrar: *Federal Securities Commission of the Russian Federation*

The Restriction on Circulation of the Securities (if any):
*The circulation of the Securities on the secondary market is not restricted*

The market information on issued securities:
*Shares are traded on the following markets: Russian trade system (RTS), non-profit partnership "Moscow Stock Exchange", non-profit partnership "Stock Exchange " St. Petersburg", as well as on the over-the-counter market.*

*Programme of American Depository receipts (ADR) of the first level*

*I. On April 20, 1999 JSC Sibneft obtained the permission of the SEC of the USA to issue ADR of the first level. Auction started on April 20, 1999 at 9 am New York time. The total value of the issue is 20 million ADR at the rate 1:10 (one ADR – 10 shares). Including the addition placement of shares, 20 million ADR is 4,2% of the Sibneft's Charter Capital.*

*II. On May 26, 2000 JSC Sibneft obtained the permission of the SEC of the USA to double the issue of ADR of the first level (for 4,2% or 20 million ADR). The total value of the issue is 40 million ADR, which is 8,4 % of the Charter Capital of JSC Sibneft, at the rate 1:10 (one ADR – 10 shares).*

*The depository bank is The Bank of New York.*
*The registration of ADRs will allow foreign investors to effect stock transaction with Sibneft's securities on external markets by International standards. That will lead to the following development of the securities market of the Company.*
*ADR are traded on Frankfurt Stock Exchange and Berlin Stock Exchange.*
*From 3 November 2000 ADRs are traded on NEWEX in segment NX.plus.*

**57. Information on Issuer's bonds.**
*No bonds issues*

## D. Other Information on Securities.

**58, 59, 60. Shareholder's rights. Dividends paid.**
Category of shares: *ordinary*
Form of shares: *registered non-documentary*
The full name of the category/type of shares: *ordinary registered non-documentary shares*
The owner's rights this category (type):

- *The right to attend a General Meeting of Shareholders shall be exercised by a shareholder in person or through his proxy.*
- *The shareholder shall have the right at any time to replace his representative at the General Meeting of Shareholders and to attend the General Meeting in person.*
- *Each shareholder of the Company shall be entitled to dispose his or her stocks without the consent of other shareholders.*

- *In case of transfer of shares in the period after the compilation of a list of shareholders entitled to attend a General Shareholders' Meeting and before the date of the General Shareholders' Meeting a person included in the list shall issue a proxy to the acquirer with power to vote or to vote in accordance with the instructions of the acquirer of shares. This rule is applicable also to each subsequent case of transfer of shares.*
- *If several individuals commonly own a share of the Company, the right to vote at a General Shareholders' Meeting shall be exercised at their option by one of the common owners or by their common representative. The powers of each of the above mentioned persons must be duly executed.*
- *Voting at a General Shareholders' Meeting shall be at a one voting share - one vote basis.*
- *Each shareholder of Company shall be entitled to a share of the profit (dividends) of the Company to be distributed between the stockholders according to the class of the stocks and the number of stocks he or she holds.*

• *Each shareholder of the Company, in case of its liquidation, shall be entitled to a share of the property of the Company left after settlements with creditors, in the manner laid down by the Charter and current legislation.*

• *The shareholders of the Company shall comply with Russian law, the Charter of the Company and execute resolutions of Shareholders' Meetings and decisions of Board of Directors.*

• *An owner of Company shares shall acquire the rights and bear the responsibilities of a shareholder after he or she has paid up in full the value of the shares being acquired.*

• *The shareholders, which own common shares of the Company, shall be entitled to:*

- *attend a General Meeting with power to vote on all matters within its competence;*
- *exercise their power to vote at a General Meeting in person or by proxy or by sending a filled-out voting paper;*
- *elect and to be elected to governing bodies of the Company;*
- *freely transfer the stocks they own;*
- *have free access to documents of the Company, in the manner set by Article 15 of the Charter;*
- *demand that the Company should redeem all or part of its shares owned by shareholders in accordance with the Charter and legislation;*
- *receive privileges when acquiring voting shares or securities convertible to voting stocks, paying for them in cash, if the Company places these securities by public subscription, proportionate to the number of the Company's voting stocks they own;*
- *receive dividends on the shares they own;*
- *receive a part of the Company's property in case of its liquidation;*
- *appeal in court against a resolution passed by a General Shareholders' Meeting which contradicts the provisions of law or the Charter if they did not attend the Meeting or voted against the passage of the resolution and the resolution has infringed their rights and lawful interests;*
- *within 70 days after the end of a financial year, introduce no more than two proposals to the agenda of the Annual General Shareholders' Meeting and introduce candidates for the Company's Board of Directors and Audit Committee. The number of candidates introduced should not exceed the membership of these bodies if the shareholder in aggregate holds not less than two percent of the voting shares of the Company;*
- *require convocation of an Extraordinary General Shareholders' Meeting if on the date of the requisition the shareholder or a group of shareholders hold not less than ten percent of the voting shares of the Company;*
- *other rights granted to them by the legislation of the Russian Federation and the Charter.*

The dividends paid on the shares of this category (type):

Period: ***1999, IV quarter***
Amount of dividends accrued on one stock: ***0***
The total amount of dividends accrued on shares of this category (RUR): ***0***
Total amount of dividends actually paid out on the shares of this category (RUR): ***0***

Period: ***2000, III quarter***
Amount of dividends accrued on one share (RUR): ***0.3***

The total amount of dividends accrued on shares of this category (RUR): ***1 422 389 891.7***
Total amount of dividends actually paid out on the shares of this category (RUR): ***1 420 007 925.07***

Period: ***2000, IV quarter***
Amount of dividends accrued on one share (RUR): ***0***
The total amount of dividends accrued on shares of this category (RUR): ***0***
Total amount of dividends actually paid out on the shares of this category (RUR): ***0***

Period: ***2001, I quarter***
Amount of dividends accrued on one share (RUR): ***0***
The total amount of dividends accrued on shares of this category(RUR): ***0***
Total amount of dividends actually paid out on the shares of this category (RUR): ***0***

Period: ***2001, II quarter***
Amount of dividends accrued on one share (RUR): ***0***
The total amount of dividends accrued on shares of this category(RUR): ***0***
Total amount of dividends actually paid out on the shares of this category (RUR): ***0***

Period: ***2001, III quarter***
Amount of dividends accrued on one share (RUR): ***3.79***
The total amount of dividends accrued on shares of this category(RUR): ***17 969 525 631***
Total amount of dividends actually paid out on the shares of this category (RUR): ***17 934 265 579.299999***

Period: ***2001***
Amount of dividends accrued on one share (RUR): ***2.32***
The total amount of dividends accrued on shares of this category(RUR): ***10 999 815 162.4***
Total amount of dividends actually paid out on the shares of this category (RUR): ***10 415 230 610.5***

Period: ***2002, I quarter***
Amount of dividends accrued on one share (RUR): ***0***
The total amount of dividends accrued on shares of this category(RUR): ***0***
Total amount of dividends actually paid out on the shares of this category (RUR): ***0***

Amount of accrued dividends on stocks of this category (type) the date of payment for which has not begun yet (RUR): ***28 057 322.92***

**61. The Restriction on Circulation of the Securities.**
Please see item 56 and 57

**62. Other Relevant Information on the Securities.**

# Exhibit 14
# Sibneft presentation on annual results, dated June 25, 2002




sibneft
www.sibneft.com

# Annual Results Presentation 2002







sibneft




сибнефть


# Alexander Korsik

*Chief Operating Officer*



sibneft

- Sibneft posts record net profits for 2001 of $1.305 billion, almost double the total for the previous year
- Net profits of $63.15 per tonne of output make Sibneft the most profitable of Russia's major oil companies
- Sibneft becomes Russia's fastest growing oil company with output growth in 2001 of 20% to 408,000 barrels per day (20.67 million tonnes)
- Sibneft makes largest dividend payment in Russian corporate history
- Sibneft free float increased as core shareholders launch programme to strengthen liquidity of company's stock



sibneft

- Sibneft production passes historic 500,000 barrel per day barrier
- Output on target to grow by 29% in 2002 to 527,000 barrels per day (26.7 million tonnes)
- Growth supported by robust 42% increase in upstream capital expenditure to $637 million in 2002
- Long-term output target from existing asset base of 830,000 barrels per day (42 million tonnes) by 2005
- Application of latest technology enables company to raise long-term recovery factor





sibneft

- Sibneft investment programme sheltered from oil price fluctuations by robust margins and conservative assumptions
- Low production costs enable company to operate successfully in low oil price environment
- Priority given to maximizing returns from existing asset base over the pursuit of new acquisitions



sibneft

- February – Sibneft signs Sibneft-Yugra joint venture agreement to develop Priobskoye and Palyanovskoye fields
- May – Sibneft signs $60 million Pride Forasol horizontal drilling contract for Sugmut field
- June – Sibneft unveils dividend policy, elects independent board members and amends charter following corporate governance audit
- August – Sibneft board approves largest dividend payment in Russian corporate history


sibneft

- October – Sibneft brings on stream new alkylation unit at Omsk refinery
- November – Sibneft becomes first Russian company to secure credit rating which pierces sovereign ceiling
- December – Sibneft acquires 36% stake in Moscow refinery opening up markets in European Russia
- December – Sibneft confirms status as Russia's fastest growing oil company with record output growth
- January 2002 – Sibneft places $400 million Eurobond



sibneft



# Olga Pokrovskaya

*Deputy Chief Financial Officer*





sibneft

- Net income almost doubles to $1.305 billion
- Net profits of $63.15 per tonne of output make Sibneft the most profitable of Russia's major oil companies
- Revenues rise by 49% to $3.576 billion
- Reduction in direct production costs to $1.70 per barrel from $1.75 in 2000
- Debt/equity ratio remains low at 23%, return on equity rise to 32%
- Medium and long-term debt rises to $923 million replacing more expensive short-term debt
- Sibneft pays record dividends totaling $993 million



sibneft



60%
50%
40%
30%
20%
10%
0%
42%
31%
28%
48%
40%
37%
2000
2001
EBITDA margin
Pre-tax margin
Net margin





sibneft

| ($'000) | *2000* | *2001* |
|---|---|---|
| Refined products, oil and gas sales | 2,344,453 | 3,449,145 |
| Total revenues | 2,397,922 | 3,575,679 |
| Operating expenses | 1,670,505 | 2,170,442 |
| EBITDA | 1,027,417 | 1,719,153 |
| DD&A | 300,000 | 313,916 |
| EBIT | 727,417 | 1,405,237 |
| Minority interest | 61,549 | (729) |
| Other income and expenses | (35,103) | 47,198 |
| Profit before tax | 753,210 | 1,439,396 |
| **Net income** | **674,845** | **1,305,274** |

sibneft

*Export earnings accounted for 54% of total revenues*

## Net crude and products sales ($'000)

| | Exports | Domestic | Total | (%) |
|---|---|---|---|---|
| Crude | 1,191,329 | 19,403 | 1,210,732 | 37% |
| Product | 547,885 | 1,487,174 | 2,035,059 | 63% |
| **Total** | **1,739,214** | **1,506,577** | **3,245,791** | **100%** |



sibneft


| ($'000) | 2000 | 2001 |
| --- | --- | --- |
| Cash and equivalents | 27,086 | 51,649 |
| Accounts receivable | 448,695 | 765,794 |
| Net oil and gas properties / PP&E | 3,191,624 | 3,241,170 |
| **Total assets** | **4,572,569** | **5,712,796** |
| Short-term debt | 405,025 | 314,864 |
| Long-term debt | 187,528 | 608,333 |
| Accounts payable and accrued liabilities | 382,928 | 294,562 |
| Estimated income and other taxes | 39,298 | 140,661 |
| Minority interest | 256,734 | 1,682 |
| Shareholder capital | 3,169,725 | 4,036,735 |
| **Total liabilities/share capital** | **4,572,569** | **5,712,796** |

sibneft

| ($'000) | 2000 | 2001 |
| --- | --- | --- |
| Short-term liabilities | 405,025 | 314,864 |
| Long-term liabilities | 187,528 | 608,333 |
| Shareholder capital | 3,169,725 | 4,036,735 |
| Net debt / shareholder capital | 18 % | 18% |
| Weighted average interest rate at end of period | 11.95 % | 9.59% |
| Weighted average interest rate for period | 10.72 % | 9.53% |



sibneft

| (%) | 2000 | 2001 |
| --- | --- | --- |
| ***Financial leverage ratios*** | | |
| *Debt ratio* | *5.9* | *9.0* |
| ***Profitability ratios*** | | |
| *Return on assets* | *14.8* | *22.9* |
| *Return on equity* | *21.3* | *32.3* |


sibneft

| ($'000) | 2000 | 2001 |
| --- | --- | --- |
| Net profit / (loss) | 674,845 | 1,305,274 |
| Change in net accounts receivable | (122,401) | (329,758) |
| Change in accounts payable | 205,780 | (88,366) |
| Change in estimated income taxes | (10,655) | 101,363 |
| Net cash from operating activities | 920,469 | 1,311,288 |
| Net cash used in investment activities | (748,213) | (1,302,378) |
| Net cash used in financing activities | (160,901) | 15,653 |
| Change in cash and equivalents | 11,355 | 24,563 |
| Cash and equivalents at end of year | 27,086 | 51,649 |


sibneft

# US GAAP 2001 net income ($/tonne of output)


70
50
30
10
$31.74
$59.76
$63.15
TNK
Yukos
Sibneft




sibneft

# US GAAP 2001 EBITDA ($/tonne of output)


$83.17
$68.88
$49.95
85
65
45
25
5
TNK
Yukos
Sibneft




sibneft

# US GAAP 2001 sales ($/tonne of output)


200
150
100
50
$136.16
$168.93
$172.98
TNK
Yukos
Sibneft

sibneft

- Sibneft's financing strategy is to replace short-term high-cost finance with longer term, lower cost facilities
- Sibneft in January 2002 placed $400 million Eurobond, the largest corporate bond issue in Russian history
- Sibneft continues to push out the boundaries by securing facilities at a lower cost and longer tenor than its peers
- Sibneft was the first Russian vertically-integrated oil company to issue accounts to US GAAP standards and now has six years of US GAAP accounts



sibneft





# Alexander Korsik

*Chief Operating Officer*




sibneft



- Sibneft is Russia's fastest growing oil company
  - Output growth in 2001 of 20% to 408,000 barrels per day (20.67 million tonnes)
  - Target growth in 2002 of 29% to 527,000 barrels per day (26.7 million tonnes)
  - Long-term target of 830,000 barrels per day (42 million tonnes) by 2005
- Output growth delivered by continued gains in productivity through application of latest technology




sibneft

- Sibneft increases exports to an average of 34.7% of output in 2001 from 32.5% the previous year
- Sibneft raises refinery throughput in April 2002 by 38% from same month the previous year to 342,000 barrels per day (1.42 million tonnes) after company begins processing at Moscow refinery
- Acquisition of 36% stake in Moscow refinery opens markets in European Russia as Sibneft targets rapid expansion of retail network



sibneft

- Sibneft is committed to achieving output of 830,000 barrels per day (42 million tonnes) from existing asset base within three years
  - 140,000 barrels per day (7.2 million tonnes) from the Sugmut field
  - 80,000 barrels per day (4.1 million tonnes) from Priobskoye and Palyanovskoye fields
  - 65,000 barrels per day (3.4 million tonnes) from the Sporyshevskoye field
  - 60,000 barrels per day (3.0 million tonnes) from the Vyngapurovskoye field
  - 485,000 barrels per day (24.3 million tonnes) from other fields




sibneft

Integrated oil company

Breaking through

Restructuring

Taking control

Portfolio of legacy assets

1995 - 1997

1998 - 2000

2001 - 2002



sibneft



- ✓ Business planning and monitoring
- ✓ Field development planning and reservoir management
- ✓ Production technology
- ✓ Outsourcing of services
- ✓ People

sibneft

# Growth in output since January 2000 (%)

%

170

150

130

110

90

January February March April May June July August September October November December January February March April May June July August September October November December January February March April May

2000 2001 2002

Lukoil Surgut Yukos TNK SIBNEFT



sibneft



100
90
80
70
60
50
40
30
20
10
0
70%
68%
66%
64%
62%
60%
58%
56%
54%
52%
50%
1998
1999
2000
2001
2002
Average well output (total) - tonnes per day
Average well output (new wells) - tonnes per day
Water cut (%)

sibneft

- Sophisticated corporate planning and management information systems
- Technology gap of fifteen years closed in three years
- Focus on core function of reservoir management
- World class field development plans covering half of asset base already prepared
- Horizontal wells with flow rates in excess of 7,000 barrels per day from new and mature fields



sibneft



# Direct production costs ($ per barrel)


$2.00
$1.75
$1.50
$1.25
$1.00
$0.75
$0.50
$0.25
$0.00
$0.89
$1.75
$1.70
1999
2000
2001
Materials & Suppliers
Utilities
Transport
Salaries
Workovers
Other

sibneft

*Better field development planning has enabled Sibneft to raise recovery rates*

| Field | Recovery rate under old plan (%) | Recovery rate under new plan (%) | Proven reserves under old plan (million tonnes) | Proven reserves under new plan (million tonnes) |
|---|---|---|---|---|
| Sugmut | 31.0 | 32.9 | 80.8 | 85.9 |
| Middle Iturskoye | 31.6 | 36.3 | 20.2 | 21.3 |
| West Noyabrsk | 41.8 | 45.2 | 23.7 | 31.7 |


sibneft

*Sibneft is targeting a recovery rate of 40% by 2020*


Recovery Rate (%)
50
45
40
35
30
25
20
1965
1970
1975
1980
1985
1990
1995
2000
United States
Russia



sibneft

- Reliable production forecasts through to 2006 based on hydrodynamic simulations
- Sibneft aims to raise the recovery rate from 29.5% today to 40% by 2020
- Exploration in existing license areas leads to 10% increase in oil in place
- Acquisitions and exploration in new regions



sibneft


Output (million tonnes per annum)
60
50
40
30
20
10
0
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020
New acquisitions to compensate for reserve depletion
40% recovery rate
33% recovery rate
29% recovery rate
Acquisitions of new assts
Production from mature fields assuming enhanced recovery rate
Current production profile



sibneft

*Reserve audits conducted by Miller and Lents*

*(million barrels)*

| *Category* | *1 January 2002* | *1 January 2001* |
|---|---|---|
| Proven | 4,646 | 4,644 |
| Probable | 2,360 | 2,086 |
| Possible | 1,269 | 1,546 |
| **Total** | **8,275** | **8,276** |


sibneft

- Start of refining at the Moscow refinery offers additional outlet for rising production and strengthens downstream business
- Throughput at Omsk refinery to rise to 290,000 barrels per day (14.75 million tonnes) by 2004 from 262,000 barrels per day (13.26 million tonnes) in 2001
- Shell Global Solutions to conduct technical audit of Omsk to improve efficiency and product quality
- Catalytic reforming unit due on stream in 2003 to raise output of high-octane gasoline
- Omsk refinery investment rises 11% in 2002 to $49 million, modernisation programme to ensure refinery maintains its competitive advantage




sibneft

- Sibneft expands retail network to include Tomsk, Krasnoyarsk, and Kemerovo regions in core region of Siberia
- Acquisition of 36% stake in Moscow refinery opens markets in European Russia
- First gasoline station in Moscow opened in spring 2002 with plans for rapid expansion in both Moscow and St Petersburg
- Sibneft plans to add 200 new outlets to filling station network in 2002
- Total investment in retail business rises to $61 million in 2002



sibneft

- ✓ Focus on unlocking potential of existing upstream asset base
- ✓ Organic growth complemented by acquisitions to compensate for reserve depletion
- ✓ Upstream growth balanced by expansion of downstream businesses through acquisition
- ✓ Investment in people




sibneft

- ✓ *Management*
- ✓ *People*
- ✓ *Technology*

